EXHIBIT 2.2
EXECUTION VERSION
PURCHASE AGREEMENT
BY AND AMONG
TELEDYNE TECHNOLOGIES INCORPORATED,
TECHNIFY MOTOR (USA) LTD.
AND
AVIC INTERNATIONAL HOLDING CORPORATION
DATED AS OF DECEMBER 11, 2010

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PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (“Agreement”), is dated and entered into as of December 11, 2010, by and among TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation (the “Seller”), TECHNIFY MOTOR (USA) LTD., a Delaware corporation (the “Purchaser”) and AVIC INTERNATIONAL HOLDING CORPORATION, a limited liability company organized and existing under the Laws of the Peoples Republic of China (the “Purchaser Guarantor”) with reference to the following:
RECITALS
     The Seller, through its wholly-owned subsidiary, Teledyne Continental Motors, Inc., a Delaware corporation (“Continental”), designs, develops and manufactures piston engines and ignition systems for general aviation aircraft and provides spare parts and engine rebuilding services for the general aviation aircraft marketplace (the “Continental Business”).
     The Seller, through its wholly-owned indirect subsidiary, Teledyne Mattituck Services, Inc., a Delaware corporation (“Mattituck”), serves as an aftermarket supplier and piston engine overhauler to the general aviation aircraft marketplace (the “Mattituck Business”, and together with the Continental Business, the “Business”).
     The Purchaser wishes to purchase the Business and the Seller is willing to sell the Business on the terms and conditions set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants, agreements, terms and conditions set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:
     Section 1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:
     “Accounts Receivable” has the meaning set forth in Section 4.21.
     “Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental Entity investigation or audit.
     “Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

     “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) of which Companies are or have been a member.
     “Agreement” means this Purchase Agreement, as the same may be amended from time to time in accordance with the terms hereof.
     “Amended and Restated Credit Agreement” means that certain Amended and Restated Credit Agreement, dated July 14, 2006, among Seller, the lenders and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, as amended.
     “Ancillary Agreements” means, collectively, the Assignment Agreement, the Assumption Agreement and the Transition Services Agreement.
     “Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including without limitation, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, raw materials, goods and Intellectual Property.
     “Assignment Agreement” has the meaning set forth in Section 2.3(b).
     “Assumed Liabilities” has the meaning set forth in Section 2.3(a).
     “Assumption Agreement” has the meaning set forth in Section 2.3(a).
     “Books and Records” means all files, documents, instruments, papers, books and records relating to the Business or financial condition of the Companies, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.
     “Business” has the meaning set forth in the Recitals to this Agreement.
     “Business Day” means a day other than Saturday, Sunday or any day on which banks located in the States of California and Alabama are authorized or obligated to close.
     “Cash” means cash on hand or in banks and cash equivalents, marketable securities and short-term investments.
     “CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     “CFIUS” means the Committee on Foreign Investment in the United States.

     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” has the meaning set forth in Section 3.2.
     “Closing Net Working Capital” has the meaning set forth in Section 2.5(a).
     “Closing Date Working Capital Adjustment” has the meaning set forth in Section 3.3(a).
     “COBRA” has the meaning set forth in Section 8.1(h).
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Collective Bargaining Agreement” means that certain Agreement by and between Teledyne Continental Motors- Mobile, Alabama and Local Union 1639 — International Union of United Automobile, Aerospace and Agricultural Implement Workers of America, dated March 21, 2010.
     “Companies” means both Continental and Mattituck.
     “Confidentiality Agreement” means the confidentiality letter agreement dated March 2, 2010, between the Purchaser Guarantor and Continental.
     “Company Plans” has the meaning set forth in Section 4.13(a).
     “Continental” has the meaning set forth in the Recitals to this Agreement.
     “Continental Business” has the meaning set forth in the Recitals to this Agreement.
     “Continental Comparable Business” has the meaning set forth in Section 7.8(a).
     “Continental Stock” has the meaning set forth in Section 2.1(a).
     “Contracts” means any written agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract.
     “Current Year Policies” has the meaning set forth in Section 7.5(a).
     “Disclosure Schedules” means, collectively, the various Schedules referred to in this Agreement pertaining to Section 4 and Section 5.
     “Disputed Amounts” has the meaning set forth in Section 2.5(b)(iii).
     “D&O Indemnified Parties” has the meaning set forth in Section 7.7(a).
     “Employee Benefit Plan” means an Employee Pension Benefit Plan or an Employee Welfare Benefit Plan, where no distinction is required by the context in which the term is used.
     “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.

     “Employees” has the meaning set forth in Section 8.1(a).
     “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
     “End Date” has the meaning set forth in Section 11.1(b).
     “Environmental Law” means any Law with respect to any Hazardous Materials, drinking water, groundwater, wetlands, landfills, open dumps, storage tanks, underground storage tanks, solid waste, waste water, air emissions, storm water run-off, waste emissions, wells or otherwise concerning pollution or the protection of human health and the environment. The term “Environmental Law” as used in this Agreement does not include Laws with respect to worker safety.
     “Environmental Losses” has the meaning set forth in Section 10.6(a).
     “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.
     “Estimated Closing Net Working Capital” has the meaning set forth in Section 2.5(a)(i).
     “Estimated Closing Net Working Capital Statement” has the meaning set forth in Section 2.5(a)(i).
     “Excluded Assets” has the meaning set forth in Section 2.2.
     “Existing Policies” has the meaning set forth in Section 7.5(c).
     “Facilities” means those facilities currently used by the Continental and Mattituck for the operation of the Business.
     “FCPA” has the meaning set forth in Section 4.24(b).
     “Financial Statements” has the meaning set forth in Section 4.5(a).
     “GAAP” means the accounting principles generally accepted in the United States.
     “General Cap” has the meaning set forth in Section 10.5(a)(iii).
     “Governmental Entity” means any court, tribunal, arbitrator, government or any governmental agency, authority, bureau, board, commission, department or political subdivision, whether federal, state or local, domestic or foreign.
     “Hart-Scott-Rodino Act” means the United States Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
     “Hazardous Materials” means any element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under Environmental Law or with respect to which liability or standards of conduct are imposed under any Environmental Law. Without limiting the generality of the foregoing, the term will include (a) “hazardous substances” as defined in CERCLA, (b) “extremely hazardous substances” as defined in Title III of the United States Superfund Amendments and Reauthorization Act, each as amended, and regulations promulgated thereunder, (c) “hazardous waste” as defined in the United States Resource Conservation and Recovery Act of 1976, as amended, and regulations promulgated thereunder, (d) “hazardous materials” as defined in the United States Hazardous Materials Transportation Act, as amended, and regulations promulgated thereunder, (e) “chemical substance or mixture” as defined in the United States Toxic Substances Control Act, as amended, and regulations promulgated thereunder, and (f) petroleum products and byproducts.
     “Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (iv) under capital leases or (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.
     “Indemnified Party” has the meaning set forth in Section 10.4.
     “Indemnifying Party” has the meaning set forth in Section 10.4.
     “Intellectual Property” has the meaning set forth in Section 4.11.
     “Intercompany Payables” means obligations owed by any of Continental or Mattituck to the Seller or any of the Seller’s Affiliates.
     “Intercompany Receivables” means obligations owed to any of Continental or Mattituck by the Seller or any of the Seller’s Affiliates.
     “Insurance Policies” has the meaning set forth in Section 4.19.
     “Joint Filing” has the meaning set forth in Section 6.2.
     “Key Employees” means Rhett Ross, William Read, Ken Suda, Steve Ginger, Johnny Doo and Susan Ames.
     “Knowledge” as applied to the Seller, means the actual knowledge of the members of the management of the Business or the Seller identified on Schedule 1.1.
     “Law” means any federal, state or local, domestic or foreign, constitutional provision, statute, law, rule, regulation, Permit, decree, injunction, judgment, order or legally binding ruling, determination, finding or writ of any Governmental Entity enacted as of the date hereof.
     “Leased Real Property” means all the real property leased by any of Continental and Mattituck.

     “Lien” means any lien, mortgage, pledge, security interest, charge, levy, claim or other encumbrance of any kind.
     “Losses” has the meaning set forth in Section 10.2.
     “Material Adverse Effect” or “Material Adverse Change” means, with respect to the Companies, any effect or change that is materially adverse to the Business, the results of operations or financial condition thereof, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, or conditions in the industries in which any of Continental and Mattituck operate, (2) the announcement of this Agreement and the transactions contemplated hereby or the performance of this Agreement and the transactions contemplated hereby, (3) national or international political or social conditions, including the engagement by the United States and/or The People’s Republic of China in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any actual or threatened military or terrorist attack upon the United States and/or The People’s Republic of China, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States and/or The People’s Republic of China or any terrorist attack using or involving aircraft, (4) the conditions of any financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (5) changes in United States generally accepted accounting principles, (6) any increase in fuel prices or oil shortages, (7) the imposition of new material flight restrictions, (8) material adverse changes in global markets for aircraft/aviation liability insurance, (9) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Entity after the date hereof, or (10) the enactment or promulgation of any Law regulating lead emissions from aircraft engines using leaded aviation gasoline; provided, however, that the exceptions set forth in clauses (1), (3), (4), (5) and (9) above shall not apply to the extent such changes, events, developments or effects are disproportionately adverse to the Companies as compared to other companies in the industries in which the Companies operate.
     “Material Claim” has the meaning set forth in Section 10.5(a)(i).
     “Mattituck” has the meaning set forth in the Recitals to this Agreement.
     “Mattituck Business” has the meaning set forth in the Recitals to this Agreement.
     “Mattituck Stock” has the meaning set forth in Section 2.1(a).
     “Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Business as of October 3, 2010.
     “Note Purchase Agreement” means that certain Note Purchase Agreement, dated May 12, 2010, by and among Seller and the purchasers thereto.

     “Order” means any writ, judgment, decree, injunction or similar order of any Government Entity (in each such case, whether preliminary or final).
     “Permit” means any license, permit, franchise, certificate of authority or order, certificate of occupancy, building, safety and fire and health approval, or any waiver of the foregoing, issued by any Governmental Entity.
     “Permitted Lien” means (a) any Lien for Taxes, assessments or governmental charges or claims that are not yet delinquent, (b) any mechanics’, materialmen’s or similar Liens with respect to amounts that are not yet delinquent, (c) any purchase money Lien or any Lien securing rental payments under capital lease arrangements, (d) the Liens set forth on Schedule 1.2.
     “Person” means an individual, a partnership, a corporation, a limited liability company or partnership, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.
     “Post-Closing Net Working Capital Adjustment” has the meaning set forth in Section 2.5(c).
     “Post-Closing Net Working Capital Statement” has the meaning set forth in Section 2.5(a)(ii).
     “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion ending on (and including) the Closing Date of any taxable period that includes but does not end on the Closing Date.
     “Pre-Closing Taxes” means any Tax (i) of or payable by the Companies relating to the Pre-Closing Tax Period, (ii) arising by reason of either Company being liable for any Taxes of Seller or any other person pursuant to Treasury Regulation §1.1502-6 or any analogous state, local or foreign Tax provision, by contract as a transferee, successor or otherwise, (iii) incurred in connection with the transactions contemplated by this Agreement, including as a result of any Section 338(h)(10) Election and (iv) for which Seller is liable pursuant to Section 12.2.
     “Post-Closing Taxes” means any Tax other than Pre-Closing Taxes.
     “Purchased Assets” has the meaning set forth in Section 2.1(b).
     “Purchase Price” has the meaning set forth in Section 2.4(a).
     “Purchaser” has the meaning set forth in the Preamble to this Agreement.
     “Purchaser Employee Benefit Plans” has the meaning set forth in Section 8.1(c).
     “Purchaser’s 401(k) Plan” has the meaning set forth in Section 8.1(f).
     “Purchaser Indemnified Parties” has the meaning set forth in Section 10.2.

     “Reference Net Working Capital” has the meaning set forth in Section 2.5(a).
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating from, dumping, discarding, burying, abandoning or disposing into the environment.
     “Required Cash” has the meaning set forth in Section 2.1(c).
     “Restricted Territory” has the meaning set forth in Section 7.8(c).
     “Review Period” has the meaning set forth in Section 2.5(b)(i).
     “Schedule” means, unless the context otherwise requires, the referenced Schedule attached hereto.
     “Section 338(h)(10) Election” has the meaning set forth in Section 7.6(a).
     “Securities Act” has the meaning set forth in Section 5.7.
     “Seller” has the meaning set forth in the Preamble to this Agreement.
     “Seller Covenant Not to Compete” has the meaning set forth in Section 7.8(a).
     “Seller 401(k) Plan” has the meaning set forth in Section 8.1(f).
     “Seller’s Affiliates” means an Affiliate of the Seller other than Continental or Mattituck.
     “Seller Guarantees” has the meaning set forth in Section 7.10.
     “Seller Indemnified Parties” has the meaning set forth in Section 10.3.
     “Seller Pension Plan” means the Teledyne Technologies Incorporated Pension Plan.
     “Seller Sponsored Employee Benefit Plans” has the meaning set forth in Section 8.1(c).
     “Seller Workers’ Compensation Plan” has the meaning set forth in Section 8.2(b).
     “Significant Customers” has the meaning set forth in Section 4.23.
     “Significant Suppliers” has the meaning set forth in Section 4.23.
     “Sponsored Employee Benefit Plans” has the meaning set forth in Section 4.13.
     “Stock” has the meaning set forth in Section 2.1(a).
     “Straddle Period” has the meaning set forth in Section 7.3(e).
     “Statement of Objections” has the meaning set forth in Section 2.5(b)(ii).

     “Subsidiary” means any Person in which the Seller, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person and any partnership the only general partner or general partners of which are the Seller or one or more of its Subsidiaries.
     “Tax” means any federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other tax, fee, assessment or charge, including any related interest, penalty or addition thereto.
     “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto.
     “Teledyne Marks” has the meaning set forth in Section 2.2(f).
     “Transition Services Agreement” has the meaning set forth in Section 3.3.
     “Turbine Engine Business Transfer” has the meaning set forth in Section 6.8.
     “Turbine Engine Cell Business” means the business and assets associated with the turbine engine manufacturing cell located in Mobile, Alabama.
     “Union 401(k) Plan” has the meaning set forth in Section 2.3(a)(ii).
     “US Dollars” and “US$” and “$” means the lawful currency of the United States of America.
     “WARN Act” means the United States Federal Worker Adjustment and Retraining Notification Act, as amended.
     “Workers’ Compensation Claims” has the meaning set forth in Section 8.2(a).
     “Working Capital Resolution Period” has the meaning set forth in Section 2.5(b)(ii).
     Section 2 The Transaction.
     2.1. Sale and Purchase of Stock and Assets.
     (a) Sale and Purchase of Stock. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller will sell, transfer, assign, convey, set over and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from the Seller, all right, title and interest of the Seller in and to all of the issued and outstanding capital stock of Continental (the “Continental Stock”) and all of the issued and outstanding capital stock of Mattituck (the “Mattituck Stock” and the Continental Stock collectively referred to herein as the “Stock”).

     (b) Sale and Purchase of Certain Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing the Seller will sell, transfer, assign, convey, set over and deliver to Continental, and Continental will purchase, acquire and accept from the Seller, all right, title and interest of the Seller in and to any of the Seller’s right to use the name “Continental Motors,” “Continental” and, subject to Section 2.2(f), any derivative thereof (together with the goodwill associated with those names), and (ii) those patents and trademarks (together with the goodwill associated with those trademarks) identified on Schedule 2.1(b) (the “Purchased Assets”).
     (c) Cash on Hand. Upon receipt by the Seller of written notice to be deilivered by the Purchaser not later than the third Business Day prior to the Closing Date, the eller shall cause Continental to retain the amount of Cash as of the Closing Date as set forth in such notice, not to exceed $3 million (the “Required Cash”).
     2.2. Excluded Assets. Notwithstanding the provisions of Section 2.1, the Purchased Assets and the Business will not include any of the following assets, rights or properties (collectively, the “Excluded Assets”):
     (a) any and all assets, rights and properties of Continental associated with the Turbine Engine Cell Business;
     (b) any and all assets, rights and properties of the Seller or any of the Seller’s Affiliates, including those assets associated with the Turbine Engine Cell Business, but not including the Stock and the Purchased Assets which are being transferred to the Purchaser pursuant to Sections 2.1(a) and 2.1(b), respectively;
     (c) Cash (other than as contemplated by Section 2.4(b));
     (d) any rights or claims of the Seller or its Affiliates with respect to any Tax refund, carryback or carryforward or other credits to the Seller or its Affiliates for periods ending prior to the Closing Date including with respect to the Business;
     (e) subject to Section 7.5, all of the Seller’s and its Affiliate’s insurance policies, including such policies to which Continental or Mattituck may be a named insured, additional named insured, or which cover or relate to the Business, including any property, casualty, workers’ compensation or other insurance policy or related insurance services contract relating to the Seller or any of its Affiliates, and any rights of the Seller or any of its Affiliates under any such insurance policy or contract, including, but not limited to, rights to any cancellation value; provided, however that nothing contained in this Section 2.2(e) is intended to limit the ability of Purchaser, Continental or Mattituck to have complete access to coverage for covered claims under the terms of such policies;
     (f) all “Teledyne” and “Teledyne Technologies” marks, including any and all trademarks or service marks, trade names, registered and unregistered designs, slogans or other like property relating to or including the names “Teledyne” or “Teledyne Technologies,” the marks Teledyne and Teledyne Technologies, and any derivative thereof and the Teledyne and

Teledyne Technologies logos or any derivatives thereof and any and all related trade dress (the “Teledyne Marks”); the Seller’s proprietary computer programs or other software, including but not limited to the Seller’s proprietary data bases (including environmental databases), accounting and reporting formats, systems and procedures irrespective of whether used in the Business; and any documents or information not related to the Business;
     (g) any claim, cause of action, suit, judgment, demand or right of any nature against third parties to the extent relating to any Excluded Asset and all attorney-client, work product and other legal privileges of the Seller related thereto; and
     (h) except for the Union 401(k) Plan, any assets attributable to any employees or any former employee of the Seller or the Seller’s Affiliates under any Seller Sponsored Employee Benefit Plans.
     2.3. Assumption of Certain Liabilities.
     (a) At the Closing, each of the Purchaser, Continental and Mattituck will, jointly and severally, assume and become responsible for, and will thereafter pay, perform and discharge when due, all of the following liabilities, whether absolute or contingent, known or unknown, matured or unmatured or whether arising prior to or after the Closing (collectively, the “Assumed Liabilities”) pursuant to an Assumption Agreement in the form attached to this Agreement as Exhibit A (the “Assumption Agreement”); provided, however, that nothing contained herein shall require the Purchaser to pay or discharge any liabilities or obligations expressly assumed hereunder so long as the Purchaser shall in good faith contest or cause to be contested the amount or validity thereof; provided, further, that notwithstanding the foregoing, as between Purchaser and Seller, Purchaser shall pay or discharge when due the amount of any such liabilities or obligations, or portion thereof, (i) that are not being contested in good faith, (ii) that are reimbursable pursuant to Section 7.5, (iii) which are found by a court or Governmental Entity (and such finding is binding, final and not subject to further appeal) to be legitimate liabilities or obligations or (iv) which it voluntarily agrees to pay despite there being a good faith reason for contesting them:
     (i) all liabilities of the Seller (including any liabilities of their respective predecessors, Subsidiaries and Affiliates for which Seller has liability) related to the Business, including, without limitation, all aviation- and product liability-related litigation and claims and future aviation- and product liability-related litigation and claims related to or arising out of the Continental Business or the Mattituck Business (which claims include, without limitation, those claims listed on Schedule 4.12 of the Disclosure Schedules) and any self-insured retentions and deductibles related to the Existing Policies; provided, however, that to the extent that such assumption would result in a claim or liability that would otherwise be covered under the Existing Policies to no longer be covered under such Existing Policies, then such claim or liability shall not be assumed by the Purchaser, Continental or Mattituck and instead the Purchaser, Continental and Mattituck shall, jointly and severally, promptly reimburse the Seller for any amounts actually paid (provided such payments were made with Purchaser’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed) by the Seller or any of the Seller’s Affiliates related to such claim or liability; provided further, that the Purchaser, Continental and Mattituck shall conduct activities related to all aviation- and product liability-related litigation and claims and future aviation- and product liability related litigation and claims arising out of the Continental Business or the Mattituck Business (which claims include, without limitation, those claims listed on Schedule 4.12 of the Disclosure Schedules), including with respect to administration, handling, management, defense and settlement in substantially the same manner as if such claim or liability had been assumed by the Purchaser, Continental and Mattituck.
     (ii) all liabilities and obligations of the Seller with respect to Employees and former employees which Purchaser has agreed to assume pursuant to Section 8 of this Agreement, including, without limitation, the Teledyne Continental Motors Union 401(k) Plan (“Union 401(k) Plan”) liabilities and those liabilities and obligations for sale bonus and stay/severance bonuses (but not any obligations under annual incentive plans, stock option plans, performance share plans or restricted stock programs) pursuant to sale and stay bonus agreements and severance commitments listed on Schedule 2.3(a)(ii), but excluding any obligations of Seller under any Seller Sponsored Employee Benefit Plans and those payments characterized in those agreements listed on Schedule 2.3(a)(ii) as “Option Alternative Payments”; and
     (iii) all liabilities and obligations of the Seller with respect to the Teledyne Aviation Exposure Escrow Fund, including, without limitation, all administrative responsibilities and future contribution obligations, related to those asbestos cases identified on Schedule 4.12 of the Disclosure Schedules and any applicable future asbestos claims.
     (b) At the Closing, the Purchaser and Continental will assume and become responsible for, and will thereafter pay, perform and discharge when due, all of the liabilities and obligations arising from or related to the Purchased Assets pursuant to an Assignment and Assumption Agreement for Intellectual Property in the form attached to this Agreement as Exhibit C (the “Assignment Agreement”); provided, however, that nothing contained herein shall require the Purchaser to pay or discharge any liabilities or obligations expressly assumed hereunder so long as the Purchaser shall in good faith contest or cause to be contested the amount or validity thereof; provided, further, that notwithstanding the foregoing, as between Purchaser and Seller, Purchaser shall pay or discharge when due the amount of any such liabilities or obligations, or portion thereof, (i) that are not being contested in good faith or (ii) which are found by a court or Governmental Entity (and such finding is binding, final and not subject to further appeal) to be legitimate liabilities or obligations.
     (c) Except as expressly set forth in this Agreement or the Ancillary Agreements, none of the Purchaser, Continental or Mattituck shall assume any other liabilities of the Seller, whether or not in connection with this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby.
     2.4. Determination and Payment of Consideration.

     (a) In consideration of the sale and transfer of the Stock and the Purchased Assets to the Purchaser and the other undertakings of the Seller hereunder, the Purchaser shall (i) pay the sum of One Hundred Eighty Six Million US Dollars ($186,000,000.00) (the “Purchase Price”) to the Seller and (ii) shall assume the Assumed Liabilities on the terms, and subject to the conditions, contained in this Agreement. The Purchase Price payable by Purchaser at the Closing shall be adjusted pursuant to Section 2.5 and Section 3.3(a).
     (b) The Purchaser shall pay to the Seller within thirty (30) days after the Closing, the amount of any Cash on hand in Continental and Mattituck as of the effective time of the Closing, including the Required Cash.
     2.5. Purchase Price Adjustment.
     (a) The Purchase Price will be subject to adjustment upward or downward, as the case may be, in the amount of the difference, if any, between (i) $30,591,000.00 (the “Reference Net Working Capital”), and (ii) the Closing Net Working Capital. For purposes of this Agreement, the “Closing Net Working Capital” shall mean the difference between (A) current assets of the Business (except cash and cash equivalents, Intercompany Receivables and LIFO reserves) and (B) current liabilities of the Business (except Intercompany Payables, aircraft product liability reserves, recall reserves, customer deposits and outstanding checks), in each case calculated without regard to materiality.
     (i) Estimated Closing Net Working Capital Statement. On or before the fifth (5th) Business Day prior to the Closing Date, the Seller shall deliver to the Purchaser a statement (the “Estimated Closing Net Working Capital Statement”) setting forth its good faith estimate of the Closing Net Working Capital, containing the same line items and calculated in the same manner as Schedule 2.5 and consistent with the historical accounting practices of the Seller (the “Estimated Closing Net Working Capital”). The parties shall use such Estimated Closing Net Working Capital Statement to determine the Closing Date Working Capital Adjustment pursuant to Section 3.3(a).
     (ii) Post-Closing Net Working Capital Statement. As soon as reasonably practicable, but in no event later than the sixtieth (60th) day following the Closing, the Purchaser shall prepare and deliver to the Seller a statement containing the same line items and calculated in the same manner as Schedule 2.5 and consistent with the historical accounting practices of the Seller, setting forth its good faith calculation of Closing Net Working Capital (the “Post-Closing Net Working Capital Statement”).
     (b) Examination and Review.
     (i) Examination. After receipt of the Post-Closing Net Working Capital Statement, the Seller shall have thirty (30) days (the “Review Period”) to review the Post-Closing Net Working Capital Statement. During the Review Period, the Seller, its representatives and accountants shall have full access to the Books and Records, the personnel of, and work papers prepared by, the Purchaser and the Purchaser’s representatives and accountants to the extent that they relate to the Post-Closing Net

Working Capital Statement and to such historical financial information relating to the Post-Closing Net Working Capital Statement as the Seller may reasonably request for the purpose of reviewing the Post-Closing Net Working Capital Statement and preparing a Statement of Objections (defined below).
     (ii) Objection. On or prior to the last day of the Review Period, the Seller may object to the Post-Closing Net Working Capital Statement by delivering to the Purchaser a written statement setting forth the Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Seller’s disagreement therewith (the “Statement of Objections”). To the extent that the Seller fails to deliver the Statement of Objections with respect to the Post-Closing Net Working Capital Statement on or prior to the last day of the Review Period, the Closing Net Working Capital reflected in the Post-Closing Net Working Capital Statement shall be deemed to have been accepted by the Seller. If the Seller delivers the Statement of Objections on or prior to the last day of the Review Period, the Purchaser and the Seller shall negotiate in good faith to resolve such objections within ten (10) days after the delivery of the Statement of Objections (the “Working Capital Resolution Period”), and, if the same are so resolved within the Working Capital Resolution Period, the Closing Net Working Capital with such changes as may have been previously agreed in writing by the Purchaser and the Seller, shall be final and binding on the Purchaser and the Seller.
     (iii) Resolution of Disputes. If the Seller and the Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Working Capital Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) may be submitted for resolution to KPMG LLP or, if KPMG LLP is unable to serve, the Purchaser and the Seller shall appoint by mutual agreement an impartial internationally recognized firm of independent certified public accountants other than the Accountants (KPMG LLP or such other firm of independent certified public accountants, the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Net Working Capital Statement, which adjustments shall be final and binding on the Purchaser and the Seller. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Post-Closing Net Working Capital Statement and the Statement of Objections, respectively.
     (iv) Fees of the Independent Accountants. Seller and Purchaser shall each bear, and be responsible for, their own costs and expenses incurred by each of them (including any fees and expenses of their respective accounting firms) in connection with the preparation and review of the Post-Closing Net Working Capital Statement. If the Independent Accountants are engaged, the fees and expenses of the Independent Accountants shall be allocated in proportion to the extent either Seller or Purchaser, as the case may be, did not prevail on dollar amount of items in dispute with respect to the Post-Closing Net Working Capital Statement; provided that, such fees and expenses shall not include, so long as such non-prevailing party complies with the procedures of this Section 2.5, the other party’s outside counsel or accounting fees.

     (v) Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Post-Closing Net Working Capital Statement, in each case in accordance with this Section 2.5, shall be conclusive and binding upon the parties hereto.
     (c) Post-Closing Net Working Capital Adjustment. The post-Closing Net Working Capital adjustment shall be an amount equal to the Closing Net Working Capital set forth on the Post-Closing Net Working Capital Statement minus the Estimated Closing Net Working Capital (the “Post-Closing Net Working Capital Adjustment”). If the Post-Closing Net Working Capital Adjustment is a positive number greater than $100,000, the Purchaser shall pay to the Seller an amount equal to the Post-Closing Net Working Capital Adjustment. If the Post-Closing Net Working Capital is a negative number less than -$100,000, the Seller shall pay to Purchaser an amount equal to the absolute value of the amount of the Post-Closing Working Capital Adjustment. For the avoidance of doubt, in the event that the Post-Closing Working Capital Adjustment is greater than -$100,000 and less than $100,000, no adjustment to the Purchase Price will be made.
     (d) Payments of Post-Closing Net Working Capital Adjustment. Except as otherwise provided herein, any payment of the Post-Closing Net Working Capital Adjustment shall (A) be due (i) within five (5) Business Days of agreement or acceptance of the Closing Net Working Capital Statement pursuant to Section 2.5(b)(ii) or (ii) if there are Disputed Amounts, then within five (5) Business Days of the resolution of such Disputed Amounts in accordance with Section 2.5(b)(iii) above and (B) be paid by wire transfer of immediately available United States funds to such account as directed by the Purchaser or the Seller, as the case may be.
     Section 3 Closing and Closing Date.
     3.1. Closing. Subject to the provisions of Section 11, the consummation of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Continental, 2039 Broad Street, Mobile, Alabama 36615, at 10:00 a.m. local time or at such other place as the Purchaser and the Seller may agree on the later of (a) March 15, 2011, (b) the fifteenth (15th) Business Day after the day on which the conditions set forth in Section 9.1 and Section 9.2 shall have been satisfied or, if permissible, waived or (c) such other date as the Purchaser and the Seller mutually agree in writing. The Closing will be deemed effective as of 11:59 p.m. Thousand Oaks, California time, on the day of the Closing Date.
     3.2. Closing Date. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”
     3.3. Closing Payment and Deliveries at the Closing.
     (a) At the Closing, the Purchaser shall pay a sum equal to the Purchase Price, plus the amount by which the Estimated Closing Net Working Capital exceeds the Reference Net Working Capital, or minus the amount by which the Reference Net Working Capital exceeds the

Estimated Closing Net Working Capital (the “Closing Date Working Capital Adjustment”), by wire transfer of immediately available US Dollars to the Seller to such account as the Seller may direct.
     (b) At the Closing, (i) the Seller will deliver to the Purchaser the various certificates, instruments and documents referred to in Section 9.1; (ii) the Purchaser will deliver to the Seller the various certificates, instruments and documents referred to in Section 9.2; (iii) the Seller will execute, acknowledge (if appropriate) and deliver, or cause to be executed, acknowledged (if appropriate) and delivered, to the Purchaser (A) Stock certificates and stock powers executed in blank transferring the Stock to the Purchaser, (B) the Assignment Agreement, (C) a transition services agreement on substantially the terms and conditions set forth in Exhibit C (the “Transition Services Agreement”), (D) a duly executed Internal Revenue Service Form 8023 (properly prepared and submitted to Seller in advance by Purchaser) and any corresponding forms as required under applicable state or local Law with respect to elections that may be made by Purchaser under Code Section 338(h)(10) and any corresponding provision of state or local Law and (E) such other instruments of sale, transfer, conveyance, and assignment as the Purchaser and its counsel may reasonably request in form reasonably satisfactory to the Seller and the Purchaser or as required by applicable Governmental Entities; (iv) the Purchaser will execute, acknowledge and deliver to the Seller (A) the Assumption Agreement, (B) the Transition Services Agreement and (C) such other instruments of assumption as the Seller and its counsel reasonably may request in form reasonably satisfactory to the Seller and the Purchaser or as required by applicable Governmental Entities; (v) Continental and Mattituck will deliver to the Seller the Assumption Agreement; (vi) Continental deliver to the Seller the Assignment Agreement; and (vii) the Purchaser will deliver to the Seller the Purchase Price as specified in Section 2.4 and the Purchaser’s share of any Taxes and recording and filing fees identified and required to be paid by the Purchaser pursuant to Section 12.2.
     Section 4 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser as follows:
     4.1. Organization.
     (a) Organization of the Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is licensed or qualified to transact business as a foreign corporation, and is in good standing, under the laws of all states in the United States where the businesses conducted by it would require it to be so licensed or qualified except where the failure to be so licensed, qualified or in good standing would not materially impair the ability of the Seller to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.
     (b) Organization of Continental and Mattituck. Continental and Mattituck are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and are licensed or qualified to transact business as foreign corporations, and are in good standing, under the laws of all states in the United States where the Continental Business and the Mattituck Business, respectively, would require them to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.
     4.2. Authorization of Transaction. The Seller has full corporate power and authority and has taken all requisite corporate action to enable it to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. This Agreement constitutes, and each of the Ancillary Agreements when executed and delivered by the Seller, will constitute, the valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms and conditions, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws now or hereafter in effect relating to creditors’ and landlords’ rights and general principles of equity.
     4.3. Noncontravention; Consents. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by the Seller nor the consummation by the Seller of the transactions contemplated hereby or thereby, will violate any provision of the charter or bylaws of the Seller or any Law or Order to which the Seller is subject, except violations of Law or any Order which would not materially impair the Seller’s ability to consummate the transactions contemplated by this Agreement. Except (i) as set forth on Schedule 4.3 of the Disclosure Schedules, (ii) to the extent the Seller’s ability to consummate the transactions contemplated by this Agreement would not be materially impaired, and (iii) for consents that may be required for the assignment of certain Contracts, neither the execution and delivery of this Agreement or any of the Ancillary Agreements by the Seller, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will constitute a violation of, constitute or create a default under or result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the Companies, Purchased Assets or Stock under any Contract or Permit to which the Seller, either Company or any of the Purchased Assets or the Stock is a party or is bound. As of the Closing Date, except as set forth on Schedule 4.3 of the Disclosure Schedules, the Seller will have given all required notices and obtained all material licenses, permits, consents, approvals, authorizations, and orders of Governmental Entities as are required in order to enable the Seller to perform their respective obligations under this Agreement and each of the Ancillary Agreements.
     4.4. Capitalization; Title to and Validity of Shares. The authorized and outstanding capital stock of Continental and Mattituck is as set forth on Schedule 4.4 of the Disclosure Schedules. All outstanding shares of capital stock of Continental and Mattituck have been duly authorized and validly issued and are fully paid and nonassessable and are owned by the Seller. Except as set forth on Schedule 4.4 of the Disclosure Schedules, there are no outstanding (i) shares of capital stock, other securities or phantom or other equity interests of Continental and Mattituck, (ii) securities of Continental and Mattituck convertible into or exchangeable for shares of capital stock or other securities of Continental or Mattituck or (iii) options or other rights to acquire from Continental or Mattituck any capital stock, other securities or phantom or other equity interests of Continental or Mattituck.
     4.5. Business Financial Statements.

     (a) Set forth as Schedule 4.5(a) of the Disclosure Schedules are correct and complete copies of the unaudited balance sheet and income statement of the Companies for the fiscal years ended as of January 3, 2010 and December 28, 2008 and the unaudited balance sheet and income statement of the Companies for the nine-month period ended October 3, 2010, and the related statements of income for said periods (the “Financial Statements”). Except as set forth on Schedule 4.5(a) of the Disclosure Schedules, the Financial Statements (i) are consistent with and were derived from the books and records of Companies, (ii) present, in all material respects, the consolidated financial positions, results of operations and cash flows of the Companies as of the dates and for the periods indicated and (iii) have been prepared in accordance with GAAP as historically applied throughout the periods covered thereby.
     (b) Except as set forth in Schedule 4.5(b) of the Disclosure Schedules and for the liabilities and obligations (i) for which reserves have been recorded on the Most Recent Balance Sheet, or which are reflected in the footnotes thereto and for which reserves are not required under GAAP as historically applied or (ii) incurred in the ordinary course of business since the date of the Most Recent Balance Sheet which are not, and would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the results of operations or financial condition of the Business, none of Continental or Mattituck have incurred any liabilities or obligations, whether absolute or contingent, matured or unmatured, or otherwise.
     4.6. Subsequent Events. Except for (i) the execution and delivery of this Agreement and the Ancillary Agreements and the transactions to take place pursuant hereto or thereto on or prior to the Closing Date, including, without limitation, the Turbine Engine Business Transfer and (ii) as set forth on Schedule 4.6 of the Disclosure Schedules, since October 3, 2010 there has not been any change, event or development which, individually or together with other such changes, events or developments has resulted, or would reasonably be expected to result, in a Material Adverse Effect. Without limiting the generality of the foregoing, since such date and in each case in connection with the Stock, the Purchased Assets, the Assumed Liabilities and the Business, except as contemplated by the Agreement, neither the Seller, Continental, nor Mattituck has:
     (a) sold, leased, transferred or assigned or incurred any Lien (other than a Permitted Lien) on, any Assets and Properties of the Business or the Companies, other than in the ordinary course of business;
     (b) experienced any casualty damage, destruction or loss (whether or not covered by insurance) to its property in excess of $350,000;
     (c) (i) entered into any employment, deferred compensation or other similar agreement or arrangement with any of the Employees, (ii) adopted, entered into or become bound by any amendment, modification or termination (partial or complete) of any Employee Benefit Plan or collective bargaining agreement, except to the extent required by applicable Law or (iii) otherwise increased the compensation, bonus or other benefits payable to any of the Employees, other than (A) increases effected in the ordinary course of business and consistent with past practice or as required by Law, and (B) the sale and stay bonus agreements and severance commitments set forth on Schedule 2.3(a)(ii);

     (d) accelerated, terminated, made material modifications to, or canceled (i) any Contract listed on Schedule 4.8 of the Disclosure Schedules hereof except in the ordinary course of business or (ii) any accounts receivable, or delayed or postponed the payment of any accounts payable and other material liabilities, in each case, outside the ordinary course of business consistent with past practice;
     (e) made any capital expenditures outside the ordinary course of business in excess of $350,000;
     (f) made any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right of either Company under, any Indebtedness of or owing to either Company;
     (g) made any material change in (i) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of either Company, or (ii) any method of calculating any bad debt, contingency or other reserve of either Company for accounting, financial reporting or Tax purposes, or any change in the fiscal year of either Company;
     (h) made any (i) amendment of the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of either Company, (ii) recapitalized, reorganized, liquidated or dissolved either Company or (iii) merged or entered into another business combination involving either Company, on the one hand, and any other Person, on the other hand;
     (i) made any capital investment in, or any loan to, any other Person in excess of $350,000, except any such investments or loans that constitute intercompany receivables;
     (j) incurred any Indebtedness;
     (k) entered into, amended, modified or terminated (i) any Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed on Section 4.8 of the Disclosure Schedules or (ii) any material Permit held by either Company;
     (l) issued, sold, or otherwise disposed of any of its capital stock or other equity interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock or other equity interests;
     (m) made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the ordinary course of business;
     (n) made or changed any material tax election or Tax method of accounting, settled or compromised any material Tax liability, filed any material Tax Return other than in accordance with past practice, materially amended any Tax Return;
     (o) commenced or terminated of any line of business of either Continental or Mattituck, or both;

     (p) agreed or entered into any settlement, compromise or discontinuation of any material Action or Proceeding that is pending or was threatened in writing;
     (q) caused either Company to enter into any transaction between such Company, on the one hand, and the Seller or any of the Seller’s Affiliates, on the other hand, other than in the ordinary course of business; and
     (r) committed to do or engage in any of the foregoing after the date hereof.
     4.7. Tax Matters. All material Tax Returns required to be filed on or before the Closing Date with any taxing authority by or on behalf of the Seller, Continental and Mattituck, with respect to the Business, have been filed through the date hereof, or will be filed on or before the Closing Date in accordance with all applicable laws, and all material Taxes, fees, penalties, interest and other governmental charges due under applicable law on such Tax Returns, reports, declarations and forms have been paid, and there are no material deficiencies for any Taxes owed to any government (except for any failure to file a Tax Return, any incompleteness or inaccuracy of any Tax Return or any failure to pay Taxes, as applicable, that does not result in either Continental or Mattituck being liable for such Taxes or does not give rise to a Lien). The foregoing Tax Returns reflect in all material respects the facts regarding the income, business, assets, operations and status of any entity required to be shown thereon. To the Seller’s Knowledge, there is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to any Tax or assessment, nor is there any claim for additional Tax or assessment asserted in writing by any such authority relating to the Taxes of, the Seller, Continental and Mattituck, as the case may be, with respect to the Business. There are no material Liens for Taxes upon the assets of the Business, except Liens for current Taxes not yet due. There are no agreements for the extension of the time for the assessments of any Taxes of the Business with respect to any income, properties or operations of the Business that have not been complied with. Neither Continental nor Mattituck is a party to any Tax sharing or similar agreement with any Person or has liability for the Taxes of any Person other than Continental or Mattituck under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law). The Seller, Continental and Mattituck (as the case may be) have retained in all material respects all records and software related to Taxes and Tax Returns in accordance with applicable law. Each of the Seller, Continental and Mattituck (as the case may be), with respect to the Business, has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor or other party. Neither Continental nor Mattituck has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
     4.8. Contracts.
     (a) Except for the Contracts listed on Schedule 4.8(a) of the Disclosure Schedules (the “Contracts”) and the contracts and agreements constituting Excluded Assets, neither the Seller (with respect to the Business only), Continental nor Mattituck (as the case may be) has any liabilities or obligations under, and is not otherwise bound by, any executory written (i) mortgage, indenture, note, installment obligation or other instrument relating to the borrowing of money, (ii) guarantee of any obligation, (iii) letter of credit, bond or other indemnity (excluding endorsements of instruments for collection in the ordinary course of the operation of the Business), (iv) agreement requiring the payment by Continental or Mattituck (as the case may be) of more than $200,000 in any twelve (12)-month period for the purchase or lease of any machinery, equipment or other capital assets, (v) collective bargaining agreement, employment, international sales agent, representative or consulting agreement or agreement providing for severance payments or other additional similar rights or benefits (whether or not optional) in the event of the sale of the Business, (vi) joint venture agreement, (vii) agreement requiring the payment by Continental or Mattituck (as the case may be) to any Person (other than any division, unit or Affiliate of the Seller) of more than $200,000 in any twelve (12)-month period for the purchase of goods or services, (viii) agreement requiring the payment to Continental or Mattituck (as the case may be) by any Person (other than any division, unit or other Affiliate of the Seller) of more than $200,000 in any twelve (12)-month period for the sale of goods or services provided by the Business or (ix) any Contract between or among either Company, on one hand, and any of the Seller or the Seller’s Affiliates, on the other hand.
     (b) The Seller has delivered or made available to the Purchaser correct and complete copies (in all material respects) of each written Contract listed on Schedule 4.8(a) of the Disclosure Schedules.
     (c) Each Contract disclosed Schedule 4.8(a) of the Disclosure Schedules is in full force and effect in all material respects and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, by either Company, as the case may be, and, to Seller’s Knowledge, by each other Person that is a party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ or landlords’ rights and remedies generally); and except as disclosed in Schedule 4.8(c) of the Disclosure Schedules, neither Company nor, to Seller’s Knowledge, any other party to such Contract has received written notice that it is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect.
     (d) Except as set forth on Schedule 4.8(d) of the Disclosure Schedules and for single or one-off purchase orders, neither Company is party to any Contract for the purchase or sale of goods or services with the United States government or prime contractor to the United States government.
     4.9. Real Property.
     (a) Owned Real Property. Neither Continental nor Mattituck owns any real property.
     (b) Leased Real Property. Schedule 4.9(b) of the Disclosure Schedules contains a true and complete list of the Leased Real Property. With respect to the Leased Real Property, except as set forth on Schedule 4.9(b) of the Disclosure Schedules:

     (i) each of Continental and Mattituck, as the case may be, has a valid leasehold interest in the Leased Real Property, free and clear of all Liens, other than Permitted Liens;
     (ii) neither the Seller, Continental nor Mattituck, as the case may be, has received written notice of any condemnation proceedings, lawsuits or administrative actions relating to the Leased Real Property;
     (iii) neither the Seller, Continental nor Mattituck, as the case may be, has received written notice that the use or occupancy of the Leased Real Property violates in any material respect any covenants, conditions or restrictions that encumber such property, or that any such property is subject to any restriction for which any material Permits necessary to the current use thereof have not been obtained; and
     (iv) to the Seller’s Knowledge, there are no subleases, licenses, concessions or other agreements granting to any Person the right of use or occupancy of any portion of the Leased Real Property.
     4.10. Title and Status.
     (a) The Seller has and will convey to the Purchaser on the Closing Date good and marketable title to all the Stock free and clear of all Liens (other than Permitted Liens). Other than the Intellectual Property, as to which representations and warranties are made pursuant to Section 4.11, each of Continental and Mattituck has either (a) good, marketable and exclusive title to its assets, or (ii) a valid leasehold interest in such assets. Except as set forth in Schedule 4.10 of the Disclosure Schedules, all of such assets are free and clear of all Liens (other than Permitted Liens).
     (b) Notwithstanding the Turbine Engine Business Transfer, except with respect to the Excluded Assets and subject to the receipt of any consents that may be required for the assignment of certain Contracts, the Assets and Properties of the Companies, together with the Purchased Assets and the services to be provided pursuant to the Transition Services Agreement, are sufficient to conduct the Business as currently conducted in all material respects.
     4.11. Intellectual Property. Schedule 4.11 of the Disclosure Schedules identifies each material patent and trademark currently used in connection with the Continental Business or the Mattituck Business (the “Intellectual Property”). With respect to each item of Intellectual Property identified in Schedule 4.11 of the Disclosure Schedules, except as set forth on Schedule 4.11 of the Disclosure Schedules, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Seller’s Knowledge, threatened which challenges the legality, validity, enforceability, use or ownership of the item. To the Seller’s Knowledge, neither the Seller, Continental nor Mattituck (as the case may be) has received any written notice that it is infringing upon the intellectual property rights of others in connection with the Business or the operation of the Business. The Seller owns, or is licensed to use, all Intellectual Property that is being assigned pursuant to the Assignment Agreement. Except for the Intellectual Property that is being assigned pursuant to the Assignment Agreement,

Continental owns, or is licensed to use, that Intellectual Property currently used in the conduct of the Continental Business, and Mattituck owns, or is licensed to use, that Intellectual Property currently used in the conduct of the Mattituck Business.
     4.12. Litigation. Schedule 4.12 of the Disclosure Schedules identifies, as of the date hereof, all pending actions, suits and proceedings filed in or brought before any court or other Governmental Entity for which Continental, Mattituck or, solely in connection with the Business, the Seller, has been served and is a party that relate to aviation-related product liability or asbestos claims and any other claim material to the Companies’ overall operation of the Business and which have not been settled, dismissed or otherwise resolved. Except as set forth on Schedule 4.12 of the Disclosure Schedules, each of Continental and Mattituck and, solely in connection with the Business, the Seller is not (a) subject to any unsatisfied judgment, Order, decree, stipulation, injunction or criminal charge or (b) a party to or, to the Seller’s Knowledge, threatened to be made a party to any complaint, action, suit, criminal charge, proceeding, hearing or investigation against Continental or Mattituck or, solely with respect to the Business, the Seller, of or in any court or quasi-judicial or administrative agency of any Governmental Entity that, if adversely determined, would reasonably be expected to have a result in any injunction or other equitable ruling against Continental, Mattituck or the Business that would interfere in any material respect with the Companies’ overall operation of the Business. There are no judicial or administrative actions, proceedings or investigations pending or, to the Seller’s Knowledge, threatened that question the validity of this Agreement or any of the Ancillary Agreements or any action taken or to be taken by the Seller in connection with this Agreement or any of the Ancillary Agreements or that, if adversely determined, would materially impair the Seller’s ability to enter into or perform its obligations under this Agreement or any of the Ancillary Agreements to which it is a party.
     4.13. Employee Benefits.
     (a) Schedule 4.13(a) of the Disclosure Schedules sets forth and identifies a complete and correct list of all Employee Pension Benefit Plans, material Employee Welfare Benefit Plans and any other material employee benefit arrangements or payroll practices (including employment agreements and severance agreements) maintained by the Seller, Continental or Mattituck for the Business, or to which the Seller, Continental, or Mattituck contributes or has any existing liability in connection with the Business, in each case with respect to any Employees (collectively, the “Sponsored Employee Benefit Plans”) separately listing those Sponsored Employee Benefit Plans maintained or sponsored by the Companies (the “Company Plans”). With respect to each Sponsored Employee Benefit Plan, the Seller has provided or made available to the Purchaser a current, accurate and complete copy thereof and, to the extent applicable, the most recent determination letter, and any summary plan description and other written communications (or a description of any oral communications) by the Seller or the Companies to the Employees concerning the extent of the benefits provided under a Sponsored Employee Benefit Plan.
     (b) Each Company Plan has been established and administered in all material respects in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws. As of the Closing Date, all contributions required to be made to any Company Plan with respect to any periods through the Closing Date have been timely made.
     (c) With respect to any Company Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Seller’s Knowledge, threatened and (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims.
     (d) Except as set forth on Schedule 4.13(d) of the Disclosure Schedules and as accrued in the Financial Statements, the Companies have no liabilities with respect to the Seller Sponsored Employee Benefit Plans.
     (e) Except as set forth on Schedule 4.13(e) of the Disclosure Schedules, neither Continental nor Mattituck maintains or is obligated to provide benefits under, nor do any of such entities have any liability with respect to, any life, medical or health plan which provides or will provide such benefits to retired or other terminated Employees.
     (f) To Seller’s Knowledge, neither of the Companies has at any time sponsored or maintained an employee benefit plan that is subject to Section 412 of the Code or Title IV of ERISA, or contributed to any “multiemployer plan”, as that term is defined in Section 4001 of ERISA.
     (g) Except as set forth on Schedule 4.13(g) of the Disclosure Schedules or as otherwise contemplated by Sections 8.1(f), 8.1(i) and 8.1(j) of this Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, consultant or director of the Companies to severance, change of control or other similar pay or benefits under, or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation to such persons. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) to Employees, or that otherwise vests, in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
     4.14. Labor Relations. Except as set forth on Schedule 4.14 of the Disclosure Schedules, there are no disputes, claims or actions pending or, to the Seller’s Knowledge, threatened between the Seller, Continental or Mattituck (as the case may be) and any Employee or any labor or other collective bargaining unit representing any Employee, in each case that could reasonably be expected to result in a labor strike, material slow-down or work stoppage. Except as listed in Schedule 4.14 of the Seller Disclosure Schedules, there are no unfair labor practice charges, grievances or complaints pending or, to the Seller’s Knowledge, threatened in writing by or on behalf of any Employee or group of Employees.
     4.15. Environmental Matters. Except as set forth on Schedule 4.15 of the Disclosure Schedules, each of Continental and Mattituck (as the case may be) (1) is and at all times since

January 1, 2007 has been in material compliance with all Environmental Laws; (2) has not entered into any judgment, decree or order issued by any Governmental Entity, or received any written notice from a Governmental Entity or any other Person, in any such case relating to material non-compliance with any Environmental Law regarding operation of the Business and which have not been fully resolved (including the payment of any fines and penalties with respect thereto) or to any investigation or remediation of Hazardous Materials regarding the Business or Leased Real Property pursuant to any Environmental Law; (3) has not received any written communication alleging that any of Continental or Mattituck (as the case may be) has any material liability under any Environmental Laws relating in any manner to the Release of Hazardous Materials at the Leased Real Property, or at a facility formerly owned or operated by Continental or Mattituck; or (4) has not (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any Person to (except with respect to (x) exposure to asbestos or asbestos containing materials, which is the subject of Section 4.12, (y) Employees, former employees, contractors or agents, or (z) exposure resulting from nonmaterial health effects) any Hazardous Materials or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) so as to give rise to any material liabilities or any material investigative, corrective or remedial obligations under any Environmental Law, or (ii) either expressly or by operation of law, assumed or undertaken any material liability, including without limitation any material obligation for corrective or remedial action, of any other Person under any Environmental Laws. Notwithstanding the generality of any other representations in this Agreement, this Section 4.15 will be deemed to contain the only representations and warranties in this Agreement with respect to environmental matters or Environmental Laws (other than with respect to litigation as set forth in Section 4.12 and permits as set forth in Section 4.17).
     4.16. Legal Compliance. Except (a) with respect to compliance with Environmental Laws (which is covered by Section 4.15), Intellectual Property (which is covered by Section 4.11), Export Laws and Regulations (which is covered by Section 4.24) and Tax Laws (which is covered by Section 4.7), and (b) as set forth on Schedule 4.16 of the Disclosure Schedules, each of the Seller (in connection with the Business), Continental and Mattituck are in material compliance with all applicable Laws and Orders applicable to them. Except as disclosed in Schedule 4.16 of the Disclosure Schedules and where such violations or defaults would not have a material adverse impact on the results of operations or financial condition of the Business, none of the Seller (in connection with the Business), Continental or Mattituck is, or has at any time within the last five (5) years been, or has received any written notice that it is or has at any time within the last five (5) years been, in violation of or in default under any Law or Order applicable to such Company or the Business, or any of their respective Assets and Properties.
     4.17. Permits. Continental and Mattituck hold all material Permits that are required by any Government Entity to permit them to operate the Business and the Purchased Assets (as the case may be) as they are currently operated, including, without limitation, all Permits required under Environmental Laws with respect to the operations and facilities of Continental and Mattituck. No actions are pending for which either Company has received written notice or, to the Seller’s Knowledge, threatened, to revoke, terminate, cancel, restrict, materially modify, challenge or otherwise appeal any such material Permits. Each material Permit is listed on Schedule 4.17 of the Disclosure Schedules.

     4.18. Brokers’ Fees. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.
     4.19. Insurance. Schedule 4.19 of the Disclosure Schedules contains a summary of each material insurance policy currently covering any of Continental, Mattituck or the Business (collectively, the “Insurance Policies”). All of the Insurance Policies are valid and binding and in full force and effect (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ or landlords’ rights and remedies generally and subject as to enforceability to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing) and, as of the date hereof, there is no material claim by Continental or Mattituck pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Insurance Policy. All premiums due thereunder have been paid when due and none of the Seller, Continental or Mattituck has received any written notice from any underwriter of non-coverage of any particular claim or of cancellation, non-renewal, material premium increase or other material change in prospective coverage with respect to any such Insurance Policies.
     4.20. Product Warranty. Substantially all of the products manufactured, sold, leased, and delivered by Continental and Mattituck are subject to standard written warranty terms and conditions of sale or lease. There are no product warranty claims pending, or to the Seller’s Knowledge, threatened, against any of Continental or Mattituck in each case that, individually, could reasonably be expected to give rise to a liability of more than $350,000.
     4.21. Accounts Receivable. All accounts receivable of Continental, Mattituck and the Business reflected on the Financial Statements (the “Accounts Receivable”): (a) arose from bona fide sales transactions in the ordinary course of business, (b) to Seller’s Knowledge, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (c) to Seller’s Knowledge, are not subject to any valid set-off or counterclaim and (d) are not subject to any actions, suits and proceedings filed in or brought before any court or other Governmental Entity by or on behalf of either Company or the Business.
     4.22. Inventory. Except with respect to the excess, obsolete inventory and slow moving reserve contained in the Financial Statements, all of the inventory and raw materials used by the Companies and the Business consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items.
     4.23. Customers and Suppliers. Schedule 4.23 of the Disclosure Schedules lists each of the customers of each of Continental and Mattituck, respectively, that account for 10% or more of each of such entity’s revenue for each of the two (2) most recent fiscal years (the “Significant Customers”) and sets forth opposite the name of each such Significant Customer the percentage of net sales attributable to such Significant Customer for each such entity. Schedule 4.23 of the Disclosure Schedules also lists each of the suppliers of each of Continental and Mattituck, respectively, that account for 5% or more of each of such entity’s purchases of parts, components and assemblies, subassemblies and raw materials for each of the two (2) most recent fiscal years

(the “Significant Suppliers”) and sets forth opposite the name of each such Significant Supplier the percentage of purchases of parts, components and assemblies, subassemblies and raw materials attributable to such Significant Supplier for each such entity. Except as disclosed on Schedule 4.23 of the Disclosure Schedules, no such customer or supplier has ceased or materially reduced its purchases from, use of the services of, or sales or provision of services to the Company since the date of the Most Recent Balance Sheet, or to Seller’s Knowledge, has threatened or intends to cease or materially reduce such purchases, use, sales or provision of services after the date hereof.
     4.24. Export Laws and Regulations.
     (a) No product, technical data or service provided, made, sold or distributed by the Companies or the Business now or during the last five (5) years that is exported, re-exported or transshipped by the Companies or the Business outside of the United States required a license or authorization for export, re-export or transshipment from any Governmental Authority of the United States; and (ii) no product, technical data or service provided, made, sold or distributed by the Business now or during the last five (5) years that is exported, re-exported or transshipped from a country other than the United States by the Company required a license for export, re-export or transshipment from any Governmental Authority of such country. To the Seller’s Knowledge, no technical data or service provided, made, sold or distributed by the Business as of the date hereof would require a license for export to The People’s Republic of China.
     (b) No action has been taken by the Seller (with respect to the Business), the Companies or the Business, or, to Seller’s Knowledge, as applicable, any director, officer, agent, employee thereof, directly or indirectly, that would result in a violation by the Companies or the Business of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) and there are no Actions or Proceedings pending for which the Seller or Companies have received written or verbal notice of or, to the Seller’s Knowledge, threatened against the Company or the Business related to a violation or an alleged violation of the FCPA by either Company or the Business.
     4.25. LIMITED WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS SECTION 4, THE SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO THE PURCHASER, EXPRESS, IMPLIED OR STATUTORY, CONCERNING THE PURCHASED ASSETS, THE STOCK, THE ASSUMED LIABILITIES OR THE BUSINESS. EXCEPT AS SET FORTH IN THIS SECTION 4, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO VALUE, QUALITY, QUANTITY, CONDITION, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, WORKING ORDER, COMPLIANCE WITH LAW OR FUTURE PROFITABILITY OF CONTRACTS OR COMMITMENTS OF THE BUSINESS OR ANY ASSETS OF THE BUSINESS. ANY WARRANTIES OTHER THAN THOSE EXPRESSLY PROVIDED FOR IN THIS SECTION 4 WHETHER EXPRESS, IMPLIED OR STATUTORY, WRITTEN OR ORAL, ARE HEREBY EXPRESSLY DISCLAIMED.

     THE PURCHASER HAS RECEIVED FROM THE SELLER CERTAIN PROJECTIONS, INCLUDING PROJECTED BALANCE SHEETS AND STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF CONTINENTAL AND MATTITUCK AND CERTAIN BUSINESS PLAN INFORMATION FOR ALL OR PART OF SUCH YEARS. THE PURCHASER ACKNOWLEDGES THAT (I) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS, (II) THE PURCHASER IS FAMILIAR WITH SUCH UNCERTAINTIES, (III) THE PURCHASER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS, UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS FURNISHED TO IT), AND (IV) THE PURCHASER SHALL HAVE NO ENTITLEMENT TO ANY ESTIMATES, PROJECTIONS OR FORECASTS OF THE SELLER AFTER THE DATE HEREOF. ACCORDINGLY, THE SELLER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO ANY SUCH ESTIMATES, PROJECTIONS OR OTHER FORECASTS AND PLANS.
     Section 5 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:
     5.1. Organization of the Purchaser and Purchaser Guarantor. The Purchaser is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is licensed or qualified to transact business as a foreign corporation, and is in good standing under the laws of all states in the United States where its business would require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement. Purchaser Guarantor is a limited liability company duly organized, validly existing and in good standing under the laws of the Peoples Republic of China and is licensed or qualified to transact business as a foreign corporation, and is in good standing under the laws of all states in the United States where its business would require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to materially impair the ability of Purchaser Guarantor to consummate the transactions contemplated by this Agreement.
     5.2. Authorization of Transaction. The Purchaser has full corporate power and authority to, and has taken all action to enable it to, execute and deliver this Agreement and each of the Ancillary Agreements to which it is specified to be a party and to perform its obligations hereunder and thereunder (including the consummation of the transactions contemplated hereby). Purchaser Guarantor has full corporate power and authority to, and has taken all action to enable it to, execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes, and each of the Ancillary Agreements to which the Purchaser is specified to be a party, when executed and delivered by the Purchaser, will constitute, the valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with their respective terms and conditions, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws now or hereafter in effect relating to creditors’ and landlords’ rights and general principles of equity, including commercial reasonableness, good faith and fair dealing. This Agreement, to the extent specified herein, constitutes the valid and legally binding obligation of Purchaser Guarantor enforceable against Purchaser Guarantor in accordance with its terms and conditions, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws now or hereafter in effect relating to creditors’ and landlords’ rights and general principles of equity, including commercial reasonableness, good faith and fair dealing.
     5.3. Noncontravention; Consents. Except as set forth on Schedule 5.3(a) of the Purchaser Disclosure Schedules, neither the execution and delivery of this Agreement by the Purchaser or Purchaser Guarantor, nor the performance of their obligations hereunder (including the consummation of the transactions contemplated hereby), nor the execution and delivery by the Purchaser of any of the Ancillary Agreements to which it is specified to be a party, nor the performance of the Purchaser of its obligations thereunder, do or will (with or without notice or lapse of time, or both) conflict with or result in any breach of or acceleration of rights under, constitute a default under, result in a violation of or result in the creation of any Lien upon any material properties or assets of the Purchaser or Purchaser Guarantor under (i) any provision of the charter or bylaws of the Purchaser or Purchaser Guarantor, (ii) any Law to which the Purchaser or Purchaser Guarantor (or any of their respective material properties) is subject, or (iii) any agreement or commitment to which the Purchaser or Purchaser Guarantor is a party or by which the Purchaser or Purchaser Guarantor (or any of their respective material properties) is bound, except for such conflicts, breaches, accelerations, defaults, violations and Liens, in the case of the foregoing clauses (ii) and (iii), which would not reasonably be expected to materially impair the ability of the Purchaser or Purchaser Guarantor to consummate the transactions contemplated by this Agreement. As of the Closing Date, except as set forth on Schedule 5.3(b) of the Purchaser Disclosure Schedules, the Purchaser and Purchaser Guarantor will have given all required notices and obtained all material licenses, permits, consents, approvals, authorizations, and orders of Governmental Entities as are required in order to enable the Purchaser and Purchaser Guarantor to perform their respective obligations under this Agreement and each of the Ancillary Agreements.
     5.4. Litigation. There are no judicial or administrative actions, proceedings or investigations pending or, to the Purchaser’s knowledge, threatened that question the validity of this Agreement or any of the Ancillary Agreements or any action taken or to be taken by the Purchaser or Purchaser Guarantor in connection with this Agreement or any of the Ancillary Agreements or that, if adversely determined, would have a material adverse effect upon the Purchaser’s or Purchaser Guarantor’s ability to enter into or perform its obligations under this Agreement or any of the Ancillary Agreements to which it is a party.
     5.5. Brokers’ Fees. Neither the Purchaser nor the Purchaser Guarantor has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

     5.6. Financing and Solvency.
     (a) Purchaser shall be, as of the Closing, able to pay its debts generally as they become due and is solvent and will not be, nor, assuming that Continental and Mattituck are solvent as of the Closing, will Continental or Mattituck be, as of immediately after the Closing, rendered insolvent solely as a result of the transactions contemplated hereby. At the time of this Agreement, and as of the Closing, the Purchaser has and will have cash resources sufficient to consummate the transactions contemplated by this Agreement and to pay the Purchase Price and to pay all required fees and expenses required to be paid by the Purchaser hereunder.
     (b) The Purchaser is not in breach or default of any obligation owed to any creditor for borrowed money or any other creditor who may have a lien or other encumbrance on any of its rights and assets. The Purchaser has not, either voluntarily or involuntarily, (i) admitted in writing that it is or may become unable to pay its debts generally as they become due, (ii) filed or consented to the filing against it of a petition in bankruptcy or a petition to take advantage of an insolvency act, (iii) made an assignment for the benefit of its creditors, (iv) consented to the appointment of a receiver for itself or for the whole or any substantial part of its property, (v) had a petition in bankruptcy filed against it, (vi) been adjudged as bankrupt or filed a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any law or statute of the United States of America or any other jurisdiction, or (vii) incurred or reasonably should have believed it would incur, debts that are or will be beyond its ability to pay as such debts mature. Purchaser is not engaged, nor currently contemplates being engaged, in a business or transaction for which any property remaining with Purchaser following any such business or transaction would be insufficient to continue to pay its debts generally as they come due.
     5.7. Investment. The Purchaser is not acquiring the Stock with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser is an accredited investor under the Securities Act and is capable of evaluating the merits and risks of an investment in the Stock.
     Section 6 Pre-Closing Covenants. Between the date hereof and the Closing:
     6.1. General. Each of the Seller and the Purchaser will use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including satisfying the closing conditions set forth in Section 9).
     6.2. Notices and Consents; CFIUS.
     (a) The Seller will, and it will cause Continental, and Mattituck to, prior to the Closing Date, give all notices to third parties and will use its commercially reasonable efforts at its expense to obtain all third party approvals, consents, novations and waivers that are required to be obtained by the Seller in connection with the transactions contemplated by this Agreement; provided, however, that neither the Seller, Continental nor Mattituck will be obligated hereunder to pay any consideration to the third party from whom such approval, consent, novation or waiver is requested except for fees associated with required filings. The Purchaser hereby agrees to cooperate with the Seller in its efforts to obtain such third party consents and where necessary will give or procure the giving of security to a contracting third party in order to obtain such approval, consent, novation or waiver.
     (b) The Seller and the Purchaser, as promptly as practicable, but no later than five (5) days from the date of this Agreement, shall submit: (1) a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United Stated Department of Justice under the Hart-Scott-Rodino Act or under the antitrust or competition Laws of applicable foreign jurisdictions, and (2) a joint filing (the “Joint Filing”) to CFIUS pursuant to 31 C.F.R. Part 800 with regard to the transactions contemplated hereby. The Seller, the Purchaser and the Purchaser Guarantor will each (i) promptly provide all necessary information within their respective control and (ii) use commercially reasonable efforts to provide all necessary information which is not within such party’s control, in each case, to complete the Joint Filing in that time period and to timely respond to any requests by CFIUS for additional information, and they shall keep each other generally apprised of communications with, and requests for additional information from, CFIUS, and use their respective commercially reasonable efforts to obtain CFIUS approval.
     (c) As promptly as practicable following the date of this Agreement, the Purchaser and Purchaser Guarantor shall use their respective commercially reasonable efforts to obtain any consent, approval, and make and filings or notices to, The People’s Republic of China, necessary to consummate the transactions contemplated by this Agreement.
     6.3. Carry on in Regular Course.
     (a) Except as expressly permitted by this Agreement, from and after the date of this Agreement until the Closing or earlier termination of this Agreement pursuant to Section 11, the Seller will, and it will cause Continental and Mattituck to carry on the operations of the Business in the same manner as heretofore conducted in all material respects. Without limiting the generality of the foregoing, the Seller will:
     (i) cause the Companies and the Business to use their respective commercially reasonable efforts to (A) preserve intact the present business organization of such Companies and its Business, (B) keep available (subject to dismissals and retirements in the ordinary course of business) the services of the present, employees and consultants of such Company and its Business, (C) maintain the Assets and Properties of such Company and its Business in good working order and condition, ordinary wear and tear excepted, (D) maintain the goodwill of customers, suppliers, lenders and other Persons to whom such Company and its Business sells goods or provides services or with whom such Company and its Business otherwise has significant business relationships and (E) continue, in all material respects, all current sales, marketing and promotional activities relating to the business and operations of such Company and its Business;
     (ii) except to the extent required by applicable Law, (A) cause the books and records of the Companies and the Business to be maintained in the usual, regular and ordinary manner, (B) not permit any material change in (x) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy or election of the Companies and the Business, or (y) any method of calculating any bad debt, contingency or other reserve of the Companies and the Business for accounting, financial reporting or Tax purposes and (C) not permit any change in the fiscal year of the Companies and the Business; and
     (iii) comply, and cause the Companies and the Business to comply, in all material respects, with all Laws and Orders applicable to the Business and the operations of the Companies, and promptly following receipt thereof to give Purchaser copies of any written notice received from any Governmental Entity or other Person alleging in writing any violation of any such Law or Order.
     (b) Except as expressly permitted by this Agreement or on Schedule 6.3(b), from and after the date of this Agreement until the Closing or earlier termination of this Agreement pursuant to Section 11, the Seller will not, and will cause Continental and Mattituck not to, without the prior consent of Purchaser (which shall not be unreasonably withheld or delayed):
     (i) make or institute any material change in the methods of manufacture, management, accounting or operation of the Business;
     (ii) amend the Companies’ certificates or articles of incorporation or by-laws (or other comparable corporate charter documents) in any material respect or take any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of any such corporation;
     (iii) authorize, issue, sell or otherwise dispose of any shares of capital stock of or any option with respect to the Companies, or modify or amend any right of any holder of outstanding shares of capital stock of or option with respect to the Companies;
     (iv) other than in the ordinary course of business and as set forth in Section 6.8, acquire or dispose of, otherwise transfer or assign, or incur any Lien (other than a Permitted Lien) on, any Assets or Properties of the Companies that are individually or in the aggregate material to the Business;
     (v) materially amend, modify, terminate or grant any material waiver under any Contract or Permit material to the Business, other than terminations of Contracts or Permits in accordance with their terms, or enter into any Contract outside the ordinary course of business;
     (vi) in each case in connection with the Business, (a) make capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding $250,000 or (B) incur any Indebtedness (net of amounts of Indebtedness discharged during such period), other than Intercompany Payables;
     (vii) other than in the ordinary course of business and consistent with past practice or to the extent required by applicable Laws, in each case with respect to the

Business, adopt, enter into or become bound by any Employee Benefit Plan, employment-related Contract or collective bargaining agreement, or amend, modify or terminate (partially or completely) any such Employee Benefit Plan, employment-related Contract or collective bargaining agreement or increase the compensation, bonus or benefits payable to any of the Employees;
     (viii) transfer, assign and/or relocate from the Business, the employees of the Companies other than the employees of the Turbine Engine Cell Business as provided in Section 6.8; or
     (ix) enter into any Contract to do or engage in any of the activities described in Section 6.3(b)(i) through Section 6.3(b)(viii).
     (c) Notwithstanding Section 6.3(a) or Section 6.3(b), nothing herein shall prohibit or prevent any of Continental or Mattituck from: (i) repaying, collecting or otherwise extinguishing any Intercompany Receivables or Intercompany Payables pursuant to Section 6.4, (ii) declaring, setting aside, or paying any Cash dividend, (iii) making any distribution of Cash, (iv) redeeming or purchasing, or otherwise acquiring, any of its capital stock or other equity interests for Cash, (v) repaying any of its Indebtedness for Cash or (vi) transferring, assigning and/or relocating the assets and employees of the Turbine Engine Cell Business as provided in Section 6.8.
     6.4. Intercompany Receivables and Intercompany Payables. The Seller, Continental and Mattituck shall repay, collect or otherwise extinguish all Intercompany Receivables and Intercompany Payables (except for Intercompany Receivables and Intercompany Payables under any captive insurance company policies insuring either or both of the Companies) immediately prior to the Closing with no further liability or obligation of the Seller or the Companies therefor. The parties agree to treat, for all federal Tax purposes, the repayment, collection or extinguishment of any such (a) Intercompany Receivables as dividends to the Seller and (b) Intercompany Payables as contributions of capital by the Seller.
     6.5. Access. The Seller will, and it will cause Continental and Mattituck to, permit representatives of the Purchaser to have access at reasonable times to the Business and the Purchaser agrees that it will use all commercially reasonable efforts to schedule its review of such items at such times which are not disruptive to the operations of the Business. Prior to the Closing Date, the Purchaser will be permitted to complete, at the sole cost and expense of the Purchaser, a Phase I environmental study of the Leased Real Property; provided, however, that no such Phase I or other environmental review by the Purchaser will involve sampling, Phase II testing or invasive investigatory work without prior written consent of the Seller. The Purchaser will deliver to the Seller a copy of any Phase I or other third party report generated by any permitted environmental investigation. The Purchaser will treat any review, including any environmental review of the Leased Real Property, as confidential information.
     6.6. Notification of Certain Matters.
     (a) Each party will give prompt written notice to the other in writing of (i) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely (A) render untrue any representation or warranty of such party contained in this Agreement or (B) to result in any of the conditions set forth in either Section 9.1 or Section 9.2 of this Agreement becoming incapable of being satisfied, (ii) any notice or other communication from any Governmental Entity in connection with the transaction contemplated by this Agreement, (iii) any Actions or Proceedings (or communications indicating that the same may be contemplated) commenced or threatened against either the Purchaser, the Purchaser Guarantor, the Seller, the Companies or the Business which, if pending or threatened on the date of this Agreement would be required to be disclosed pursuant to Section 4.12 or Section 5.4 of this Agreement or (iv) any notice or other communication from any third party alleging that the consent of such party is required in connection with the transactions contemplated by this Agreement; provided that the receipt of any such notice shall not be deemed to cure any breach of this Agreement or non-compliance with the terms of this Agreement or otherwise limit the rights of the parties hereto.
     (b) The Seller will deliver to the Purchaser prior to the Closing Date a written update or supplement to the Disclosure Schedules reflecting events occurring and contracts and agreements from the date of this Agreement through the Closing Date.
     (i) To the extent that such updated or supplemental Disclosure Schedules reflect matters or events which have occurred after the date of this Agreement, which do not constitute a violation of any of Seller’s covenants set forth in Section 6 and which would reasonably be expected to result in Losses in the aggregate of $2 million or less, then the Disclosure Schedules shall be deemed to be amended as of the Closing Date to include the information set forth on such updated or supplemental Disclosure Schedules.
     (ii) To the extent that such updated or supplemental Disclosure Schedules reflect matters or events which have occurred after the date of this Agreement and which would reasonably be expected to result in Losses in the aggregate of $10 million or more, then (i) the parties will negotiate in good faith during the five (5)-day period immediately after delivery of the update or supplemental Disclosure Schedules to determine the consequences of such disclosures, (ii) the Disclosure Schedules will be amended only to the extent that the parties mutually agree as a result of such negotiation and (iii) the Purchaser may elect to terminate this Agreement after the expiration of such five (5)-day period, in which event the Seller and the Purchaser will have no liability to the other as a result of such termination.
     (iii) To the extent that such updated or supplemental Disclosure Schedules reflect matters or events which have occurred after the date of this Agreement which do not arise in the ordinary course of business of the Business and would reasonably be expected to result in Losses in the aggregate in excess of $2 million but less than $10 million, then (i) the parties will negotiate in good faith during the five (5)-day period immediately after delivery of the updated or supplemental Disclosure Schedules to determine the consequences of such disclosures, (ii) use commercially reasonable and good faith efforts to negotiate and mutually agree upon a reduction to the Purchase Price, if any; provided that, any such reduction to the Purchase Price shall not exceed $3.6 million in the aggregate, and (iii) upon such agreement, (A) the Disclosure Schedules shall be deemed to be amended as of the Closing Date to include the information set forth on such updated or supplemented Disclosure Schedule and (B) the Purchaser Indemnified Parties shall have waived any right to indemnification pursuant to Section 10 or recover any Losses from the Seller or any of Seller’s Affiliates, arising from or relating to the matters reflected in such updated or supplemental Disclosure Schedules.
     (iv) Notwithstanding the foregoing, the dollar thresholds referenced in this Section 6.6(b) shall be solely for use in this Section 6.6(b) and shall not be utilized to determine material, materiality or whether a material adverse impact or Material Adverse Effect has occurred for purposes of other sections of this Agreement.
     6.7. Compliance with FAA Regulations. Purchaser shall, as soon as practical following the date hereof but in any event within sixty (60) days following the date hereof, notify the Federal Aviation Administration of the transactions contemplated by this Agreement and the necessity to effectuate name changes with respect to any type certificates, amended and/or supplemental type certificates, parts manufacturer approval, production certificates, repair station certificates and any other applicable certificates or approvals held by either Company as of the Closing. The Seller shall cooperate with the Purchaser in making such notification and effectuating such name changes as contemplated by this Section 6.6(b)(i) and shall provide the Purchaser with all information reasonably requested by the Purchaser relating thereto, and the Purchaser shall pay all out-of-pocket costs and expenses of Seller, Continental and Mattituck reasonably incurred in connection with such cooperation.
     6.8. Transfer of Turbine Engine Cell Business. Prior to Closing, to the extent not previously done, the Seller will cause Continental to transfer, assign, and/or relocate all assets and materials that comprise and constitute the Turbine Engine Cell Business from Continental’s Mobile, Alabama Facilities to a newly designated location or locations (the “Turbine Engine Business Transfer”).
     Section 7 Post-Closing Covenants. The parties agree as follows with respect to the period following the Closing Date:
     7.1. General. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as the other party reasonably may request, at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 10 of this Agreement).
     7.2. Post-Closing Consents; Nonassignable Contracts. The Seller will use its commercially reasonable efforts after the Closing Date to obtain, and to cause Continental and Mattituck to obtain, all third party approvals, consents, novations and waivers that are not obtained prior to the Closing Date and that are required in connection with the transactions contemplated by this Agreement; provided that the Seller will not be obligated hereunder to pay any consideration to the third party from whom such approval, consent, novation or waiver is required. The Purchaser hereby agrees to use commercially reasonable efforts to cooperate with the Seller in its efforts to obtain such third party approvals, consents, novations and waivers and where necessary will give or procure the giving of security to obtain such third party approval, consent, novation or waiver.
     7.3. Litigation Support; Tax Return Preparation; Records Retention; Transitional Services.
     (a) In the event and for so long as any party is actively investigating, contesting, defending against or prosecuting any charge, complaint, action, suit, contract appeal, proceeding, hearing, investigation, claim, demand or audit (including routine audits and contract close-outs) in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, circumstance, condition, activity, practice, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Business, the other party will cooperate reasonably with the contesting or defending party, its insurers and counsel in the contest or defense, make available its personnel and provide such testimony and access to its books, records and equipment as may be reasonably necessary in connection with the contest or defense.
     (b) The Seller and the Purchaser will each provide the other party with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to liability for Taxes and will provide to the other party all records and other information which may be relevant to any such Tax Return, audit or examination, proceeding or determination and with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other party for any period.
     (c) The Seller shall include the income of Continental and Mattituck on its consolidated federal income Tax Returns for all taxable periods through the end of the Closing Date. The Seller shall pay all Taxes in connection with such Tax Returns. The Purchaser shall timely furnish Tax information to the Seller with respect to each of Continental and Mattituck in accordance with past custom and practice and as requested by the Seller for the preparation of its consolidated Tax Returns to be prepared by the Seller pursuant to the preceding sentence. The Seller will prepare and file all state and local Tax Returns that it is required to file with respect to Continental and Mattituck on the basis of the Tax year ending as of the Closing Date. The Seller shall be responsible for and shall timely pay all Pre-Closing Taxes. The Purchaser shall be responsible for and shall timely pay all Post-Closing Taxes.
     (d) The Purchaser will be responsible for the preparation and filing of all Tax Returns that it is required to file with respect to Continental and Mattituck attributable to taxable periods (or portions thereof) commencing after the Closing Date. Such Tax Returns shall be true, complete and correct in all material respects. The Purchaser will make all payments of Taxes shown to be due on such Tax Returns.
     (e) The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for any taxable period that begins before and ends after the Closing Date (“Straddle Period”) in accordance with applicable Law. The Seller shall pay to the Purchaser within twenty (20) days after the date on which Taxes are paid with respect to a

Straddle Period an amount equal to the portion of such Taxes that relates to Pre-Closing Tax Period to the extent such Taxes were not paid prior to Closing, were not paid by the Seller after Closing, and are not accrued on the Closing Statement. For purposes of this Section 7.3(e), in case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the Pre-Closing Tax Period shall (i) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant taxable period ended on the Closing Date and (ii) in the case of any Taxes other than Taxes described in (i) above, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior custom and practice of the Seller, Continental and Mattituck.
     (f) Other than with respect to Taxes paid by Purchaser for which the Seller has not indemnified the Purchaser pursuant to this Agreement, any Tax refunds that are received by the Purchaser or any of Continental or Mattituck, and any amounts credited against Tax to which the Purchaser or any of Continental or Mattituck becomes entitled, that relate to a Pre-Closing Tax Period shall be for the account of the Seller, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto, net of the Tax and other costs incurred in connection therewith.
     (g) The Purchaser will provide reasonable assistance to the Seller in connection with any Tax audits or other administrative or judicial proceedings involving the Business and affecting such income Tax Returns or declarations for any period all or any portion of which is prior to the Closing Date, including the participation of the then current personnel of the Purchaser in such audits and proceedings. The Purchaser will not, without the prior written consent of the Seller, or except as required by Law, initiate any contract or voluntarily enter into any agreements with, or volunteer any information to, any taxing authorities with regard to specific items on such Tax Returns or declarations.
     (h) The Purchaser will, and will cause the Companies to, maintain all original books, records, files, documents, papers and agreements pertaining to Companies, the Purchased Assets, the Stock, the Assumed Liabilities or otherwise relating to the Business as conducted before the Closing Date for at least seven (7) years following the Closing Date or such longer period as may be required by Law. The Purchaser agrees that before it or the Companies destroy or discard any materials required to be retained pursuant to this Section 7.3(a), it will notify the Seller in writing and the Seller may, at its sole cost and expense, remove or make copies of such materials within sixty (60) days following the date of such written notice. In the event the other party has not removed such materials or otherwise responded within such sixty (60)-day period, such other party shall be deemed to have consented to such destruction or other disposal and the Purchaser or the Companies, as the case may be, may proceed with such action without any liability to the Seller.
     (i) After the Closing Date the Purchaser will provide reasonable services, assistance and cooperation to the Seller in connection with:

     (i) the completion and delivery of the financial statements and the general ledger of the Business as of the Closing Date to the Seller;
     (ii) the preparation of quarterly, semi-annual and annual reports required to be prepared by the Seller (either by Law or in accordance with the Seller’s internal reporting systems and procedures) in connection with the operation of the Business prior to the Closing Date and with the transactions provided for herein;
     (iii) the preparation of audit information packages required to be prepared by the Seller (either by Law or in accordance with the Seller’s internal reporting systems and procedures) in connection with the operation of the Business prior to the Closing Date, the transactions provided for in this Agreement and the Seller’s year-end financial audit; and
     (iv) such other services as the Seller may reasonably request incidental to the orderly transfer of the Business, the Purchased Assets and the Stock to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser.
     (j) If a request is made by a party pursuant to this Section 7.3, the requesting party shall reimburse the other party for all reasonable expenses, including any reasonable personnel expenses, incurred to comply with such request.
     (k) The Purchaser agrees to indemnify the Seller for any additional tax owed by Seller (including tax owed by Seller due to this indemnification payment) resulting from any transaction engaged by Continental or Mattituck not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the stock of Continental and Mattituck other than any Section 338(h)(10) Election. The Purchaser and the Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Purchaser’s purchase of the stock of Continental and Mattituck on the Purchaser’s or the acquired company’s federal Income Tax Return to the extent permitted by U.S. Treasury Regulation §1.1502-76(b)(1)(ii)(B).
     7.4. Use of Trademarks; Signage and Labels.
     (a) As soon as practicable after the Closing Date, but in no event more than one hundred and twenty (120) days thereafter, the names utilized in the Business, including in connection with the names of Continental and Mattituck, shall be changed to names that do not include any “Teledyne” and “Teledyne Technologies” marks, including any Teledyne Marks, and the Purchaser shall not use, and shall cause Continental and Mattituck not to use, the Teledyne Marks (including in any domain names) other than for purposes of describing the historical relationship of Continental and Mattituck with the Seller and its Affiliates. Within one hundred and twenty (120) days of the Closing Date, the Purchaser shall cause Continental and Mattituck to deliver to the Seller evidence that ownership of any and all domain name registrations owned by the Continental and Mattituck that contain any Teledyne Mark has been transferred to the Seller, including duly executed copies of all instruments of transfer and other documents required to be filed with the applicable registrar and acknowledgment of receipt of such filings by the registrar.
     (b) The Purchaser will, and will cause the Companies to, remove the Teledyne Marks from all exterior signs located at the Leased Real Property as soon as practicable but in any event within one year after the Closing Date. The Companies may use the Teledyne Marks on finished goods and inventory but will change or otherwise replace the stamps and dies bearing the Teledyne Marks as soon as reasonably practicable after the Closing Date, but in any event within one year of the Closing Date.
     (c) The Seller shall, with respect to each trademark licensed by Seller to Continental that are listed on Schedule 4.11 of the Disclosure Schedules and do not comprise the Purchased Assets, within thirty (30) days after receipt of a written request from the Purchaser (i) surrender the applicable certificate of registration to the United States Patent and Trademark Office or other equivalent process of the applicable jurisdiction or (ii) if not so registered, expressly withdraw or abandon any related application for registration. Notwithstanding the foregoing, nothing contained herein shall require Seller to pay any filing or maintenance fees or take any other action to prevent such trademarks from lapsing, expiring or becoming abandoned.
     (d) With respect to each trademark licensed by Seller to Continental that are listed on Schedule 4.11 of the Disclosure Schedules and do not comprise the Purchased Assets, Continental may, in its discretion, use or apply for registrations of trademarks substantially identical to such marks provided that such marks are amended to remove any name or symbol related to any Teledyne Mark.
     7.5. Aircraft Product Liability Insurance.
     (a) Seller shall maintain in full force and effect and not modify to the detriment of the Companies or the Business, all aviation-related insurance policies of the Seller covering the Business as of the date hereof (the “Current Year Policies”) until their current expiration dates of May 31, 2011. Purchaser shall be responsible for, indemnify against and reimburse the Seller for, the pro-rata portion of any and all obligations with respect to the Current Year Policies, including, without limitation, the payment of premiums attributable to periods following the Closing. As promptly as practical in connection with the Closing, Seller shall use its commercially reasonable efforts to cause Purchaser to be named as an additional insured under the Current Year Policies; provided that, Purchaser shall reimburse Seller for any out-of-pocket costs associated therewith.
     (b) (i) For a period of two (2) years from and after the expiration of the Current Year Policies, the Purchaser shall, and shall cause Continental and Mattituck to, obtain and maintain aircraft product liability insurance policies with insurance companies that have a current A.M Best rating of not less than “A-” or S&P “BBB” and (ii) for a period of three (3) years after such two-year period, the Purchaser shall maintain aircraft product liability insurance policies with insurance companies that have a current A.M Best rating of not less than “A-” or S&P “BBB”; provided, however, that if the annual premiums for any such coverage and amount of insurance would exceed 110% of the current annual rate, Purchaser, Continental and Mattituck shall only be obligated to obtain and maintain the maximum aggregate coverage which shall then be available at an annual premium equal to 110% of such rate. Such insurance policies shall designate the Seller and each of their respective Affiliates as additional insureds. The Purchaser shall be responsible for any and all obligations with respect to such product liability insurance, including, without limitation, the payment of premiums, retentions (including self insured retentions) and deductibles and all aspects of claims administration. The limits of liability, deductibles or retentions (including self-insured retentions) of such product liability insurance policies shall be similar in all material respects to the limits of liability, deductibles or retentions (including self insured retentions) maintained by the Seller on the date hereof. For clarity, any aircraft product liability insurance policies maintained by the Seller or the Seller’s Affiliates prior to the Closing shall not constitute the policies required to be obtained and maintained by the Purchaser pursuant to this Section 7.5. In addition to the foregoing, Seller shall use commercially reasonable efforts to assist (and with respect to periods before the Closing cause the Companies to assist) Purchaser to obtain or replace insurance with respect to the Business; provided that, Purchaser shall reimburse the Buyer (and the Companies with respect to periods before the Closing) for any out-of-pocket costs incurred in connection therewith.
     (c) The Seller shall provide reasonable cooperation to the Purchaser in order to afford the Purchaser the benefits of policy coverage, after the Closing, under any aviation-related insurance policies of the Seller covering the Business prior to the Closing, including any Current Year Policies (the “Existing Policies”) with respect to any claim or loss covered by such policies that relates to the Business prior to the Closing Date, including without limitation claims currently being processed under such insurance policies. The Purchaser shall promptly notify the Seller of the occurrence of any events that might form the basis of such an insurance claim and the amount of such claim, and shall have the right to tender claims under the Existing Policies. Any such rights of the Purchaser to receive the benefits of policy coverage on any such insurance claim shall be subject to any deductibles, self-insured retentions, retained amounts, retentions or exclusions, including those deductibles and retentions set forth on the Financial Statements and to the other terms of the applicable insurance policy. Notwithstanding the foregoing, after the Closing, in no event shall the Seller or any of the Seller’s Affiliates (i) have any obligation to pursue an insurer under any of the policies of the Seller on behalf of any of Purchaser, Continental or Mattituck or (ii) have any liability to any of the Purchaser, Continental or Mattituck as a result of the refusal by an insurer under any of the policies of Seller to reimburse or pay any of Purchaser, Continental or Mattituck with respect to any claim submitted by any of the Purchaser, Continental or Mattituck; provided, however, that at Purchaser’s reasonable request, Seller shall use commercially reasonable efforts to assist Purchaser in the pursuit of any insurer of Seller or Seller’s Affiliates, except to the extent pursuit of such insurer is to the detriment of Seller or Seller’s Affiliates with respect to their insurance. Seller will take no action whatsoever to limit, terminate (other than an expiration in accordance with its terms) or modify any Existing Policy. In no event shall the Seller or any of the Seller’s Affiliates have any liability or obligation to the Purchaser, Continental or Mattituck in the event that any Existing Policy shall be unavailable or inadequate to cover any Losses for any reason whatsoever (other than due to a breach by Seller of the covenant set forth in the immediately preceding sentence) or shall not be renewed or extended beyond the current expiration date. In the event that any Losses exceed the policy limit of liability of any Existing Policy and the Seller pays for any such

Losses, then any insurance proceeds received therefor shall be first allocated to reimburse for the amount of any Losses suffered by the Seller.
     (d) Nothing contained herein shall be considered as an attempted assignment of any policy or insurance or as a contract of insurance nor shall be construed to waive any right or remedy of the Seller or any of the Seller’s Affiliates with respect to the Existing Policies. To the extent that the lead underwriter of an Existing Policy or a court of competent jurisdiction deems or determines that an assignment of any rights under an Existing Policy has occurred where such assignment is precluded by the terms of such insurance policy, the Seller shall be responsible for paying any deductible, retentions or other self-insurance obligation and the Purchaser shall promptly reimburse the Seller for such amounts and any other Losses incurred by the Seller or the Seller’s Affiliates in connection with such payments.
     (e) The Purchaser (or Continental or Mattituck, as the case may be) shall be responsible for all aspects of claims administration with respect to any Losses related to the Business and covered by the Existing Policies, regardless of whether the Seller is entitled to indemnification for such Losses pursuant to Section 10 of this Agreement. The Purchaser shall, and as of and after the Closing shall cause each of Continental and Mattituck to, at their sole expense, defend, resolve and administer any one or more or all claims with respect to any Losses covered in whole, or in part, by the Existing Policies, including without limitation, the reporting of claims to the issuers of such Existing Policies, as well as the management, defense and settlement of such claims and, subject to any applicable rules of discovery and except to the extent disclosure of such information would adversely affect attorney-client privilege, at Seller’s request, the Purchaser shall, and shall cause Continental and Mattituck to, at Buyer’s expense, provide the Seller with any and all information concerning, and permit the Seller to monitor, the foregoing management, defense, settlement and insurance handling of such claims. To the extent that the Purchaser (or Continental or Mattituck, as the case may be) is precluded by either the lead underwriter or a court of competent jurisdiction from administering any claims as set forth in this Section 7.5(e), the Seller shall afford reasonable cooperation to the Purchaser in administering such claims; provided, however, that Purchaser shall promptly reimburse the Seller for any and all Losses incurred by the Seller or the Seller’s Affiliates in connection with such claims administration, to the extent such claims administration (including all costs associated with such claims) has been expressly authorized by Purchaser in writing (such authorization not to be unreasonably withheld, conditioned or delayed). Except with the express written consent of the Seller, neither the Purchaser nor, as of and after the Closing Date, Continental and Mattituck, shall provide an issuer of such Existing Policies with a release, nor shall they amend, modify, or waive any rights under such Existing Policies, if such release, amendment, modification or waiver would adversely affect rights or potential rights of the Seller or the Seller’s Affiliates. Notwithstanding the foregoing, with respect to any claims covered by Existing Policies that relate to the Business prior to the Closing and wherein Seller is a named party or damages are otherwise sought from the Seller, neither the Purchaser, Continental, Mattituck, nor their respective Affiliates shall consent to the entry of any judgment or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Seller from liability thereto, without first obtaining the written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

     (f) The Purchaser does hereby agree that neither the Seller nor any of the Seller’s Affiliates shall have any Liability whatsoever as a result of the insurance policies and practices of the Seller and its Affiliates as in effect at any time prior to the Closing, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.
     7.6. Section 338(h)(10) Election.
     (a) The Seller shall join with the Purchaser in making a joint election under Code Section 338(h)(10) (and any corresponding election under applicable state or local Law) to treat as an acquisition of assets for Tax purposes the purchase and sale of Continental and Mattituck to the extent that Purchaser decides to make any such election (the “Section 338(h)(10) Election”). The Seller and the Purchaser shall cooperate fully with each other in the making of such elections. At the Closing, and at any such later time reasonably requested by Purchaser, the Seller shall deliver to the Purchaser a duly executed Internal Revenue Service Form 8023 and any corresponding forms identified and prepared by the Purchaser under applicable state or local Law with respect to each such election, and in each case such form shall or shall not be filed, after Seller’s review and approval, as determined by the Purchaser in its sole discretion. The Purchaser shall provide the Seller with notice of the filing of each such election no later than ten (10) days after the filing of each such election, and such notice shall provide the Seller with a complete list of each Section 338(h)(10) Election (or similar election ) made, the entity for which made and the jurisdiction in which made. The Purchaser and the Seller agree that the Purchase Price and the liabilities of Continental and Mattituck (plus other relevant items) will be allocated to the assets of the Business for all purposes (including Tax and financial accounting) in a manner consistent with the fair market values set forth in the statement of allocation to be agreed upon by the Purchaser and the Seller within one hundred twenty (120) days after the Closing Date. In the event that Purchaser and Seller are unable to agree as to the allocation of the Purchase Price to the assets of the Business in accordance with the foregoing, the Purchaser and Seller shall retain KPMG LLP to resolve such disagreement. KPMG LLP’s resolution shall be binding on both parties for all purposes and its fees shall be borne equally by Purchaser and the Seller. The Purchaser and the Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.
     (b) In the absence of a Section 338(h)(10) Election, the Purchaser and the Seller hereby agree that Exhibit D attached to this Agreement reflects the allocation of the Purchase Price to the Stock and Purchased Assets and that such allocation shall be used by the Purchaser and the Seller in preparing their respective Tax Returns and neither the Purchaser nor the Seller shall dispute such allocation in connection with any audit or other proceeding.
     7.7. Directors’ and Officers’ Indemnification.
     (a) For a period of six (6) years following the Closing Date, Purchaser shall cause the certificates of incorporation and bylaws of each of Continental and Mattituck to contain the provisions with respect to indemnification and advancement of expenses set forth in the certificates of incorporation and bylaws of each of Continental and Mattituck, as applicable, as amended, restated and in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the individuals who at any time prior to the Closing Date were directors or officers of Continental and Mattituck (the “D&O Indemnified Parties”), unless such modification is required by Law.
     (b) This Section 7.7 is intended to benefit the D&O Indemnified Parties, and shall be binding on all successors and assigns of the Purchaser, Continental and Mattituck.
     7.8. Noncompetition and Nonsolicitation.
     (a) Absent the prior written consent of the Purchaser, the Seller agrees that it shall not for a period of five (5) years from the Closing Date, directly or indirectly, through its subsidiaries, the Seller’s Affiliates or otherwise, engage or participate or plan or prepare to engage or participate in any Continental Comparable Business in the Restricted Territory (the “Seller Covenant Not to Compete”); provided, however, that, notwithstanding anything to the contrary in this Section 7.8, the Seller Covenant Not to Compete shall not restrict or limit the Seller from acquiring or holding an interest of less than five percent (5%) of the outstanding equity securities of any Continental Comparative Business whose equity securities are listed on a national securities exchange, quoted on NASDAQ, national or capital markets or traded in the over-the-counter bulletin board. For purposes of this Section 7.8, the term “Continental Comparable Business” means the business of designing, developing and manufacturing piston engines and ignition systems for the general aviation aircraft marketplace, providing piston spare parts and piston engine rebuilding services to the general aviation aircraft marketplace and developing and manufacturing electronic piston engine controls for the general aviation aircraft marketplace; it being expressly understood and agreed that such term does not include the business, in whole or in part, of designing, developing, manufacturing, selling, distributing or servicing turbine engines or battery products, or components thereof, for aircraft, unmanned aerial vehicles or unmanned aerospace vehicles. Absent the prior written consent of the Purchaser, the Seller further agrees that, for a period of three (3) years from the Closing Date, it shall not, directly or indirectly, through its subsidiaries, the Seller’s Affiliates or otherwise, solicit for employment or hire any employee of the Companies, except that the Seller shall not be precluded from hiring any such employee who responds to any broadly disseminated public advertisement for a general solicitation of employment (including the use of professional executive search firms) not targeted at employees of the Companies and any employee who contacts the Seller on his or her own initiative without any direct or indirect solicitation from the Seller.
     (b) The Purchaser and the Seller agree that the duration and area for which the Seller Covenant Not to Compete set forth in this Section 7.8 to be effective is reasonable. In the event that any court of competent jurisdiction determines that the time period or the area or both are unreasonable and such covenant is to that extent unenforceable, the Purchaser and the Seller agree that the covenants shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The Purchaser and the Seller agree that damages are an inadequate remedy for any breach of this covenant and that the Purchaser shall, whether or not it is pursuing any potential remedies at Law, be entitled to equitable relief in the form of preliminary and permanent injunctions without bond or other security upon any actual or threatened breach of this covenant. No waiver of any breach of the foregoing covenant shall be implied from the forbearance or failure of the Purchaser to take action thereon. The Seller acknowledges and agrees that the sale of the Business contemplated hereby includes the sale of goodwill and the consideration to be paid pursuant to this Agreement for the Seller Covenant Not to Compete is adequate.
     (c) As used above, the term “Restricted Territory” mean with respect to the Seller Covenant Not to Compete, any country where Continental and Mattituck conducted its respective business as of the Closing, including but not limited to those countries comprising North America.
     7.9. Continued Operation of the Business. For a period of at least five (5) years from the Closing Date, the Purchaser Guarantor shall cause Purchaser, and Purchaser agrees to: (1) remain in existence and in good standing; (2) continue to operate the Business at and from the Continental’s facility located in Mobile, Alabama; and (3) maintain, and cause Continental to maintain, a dedicated claims management and accident investigation process, staffed with appropriate personnel (in Purchaser’s sole judgment), in substantially the same manner as the claims management and accident investigation process utilized by the Seller and Continental prior to the date hereof.
     7.10. Release of Seller Guarantees. From and after the Closing, Purchaser shall assume, terminate or cause to be terminated any guarantees entered into by Seller in favor of any third party guaranteeing or assuring such third party of the payment of any actual or potential liability of, or the performance of any actual or potential obligation of, Continental, Mattituck or the Business (the “Seller Guarantees”).
     Section 8 Employee Matters.
     8.1. Employee Benefits.
     (a) The Purchaser shall cause each of Continental and Mattituck to continue to offer employment effective as of the Closing Date to all employees of Continental and Mattituck, who are actively employed on a full-time basis in connection with the Business on the Closing Date, including those employees who are on temporary leave for purposes of jury duty, vacation, annual military duty, disability, workers’ compensation or sick leave (the “Employees”).
     (b) Collective Bargaining Agreement. The Purchaser acknowledges that Continental is party to the Collective Bargaining Agreement. The Purchaser agrees to assume and perform, or to cause Continental to perform, all rights, duties and obligations of the Seller with regard to the Collective Bargaining Agreement (as in effect from time to time) on and after the Closing Date. The Purchaser agrees to assume sole responsibility and liability for: (i) any future benefit increases provided in the Collective Bargaining Agreement, regardless of whether the benefit increases are retroactive or relate to an event, agreement or period of time prior to the Closing Date; and (ii) any post-retirement medical and group life insurance provided to the Employees in the Collective Bargaining Agreement (as in effect from time to time).

     (c) Plan Participation. Effective as of the Closing, the Employees shall cease to participate in those Employee Benefit Plans sponsored by the Seller, including those listed in Schedule 8.1(c) (the “Seller Sponsored Employee Benefit Plans”). Effective as of the Closing Date, neither Purchaser nor the Companies shall have any liability with respect to the Seller Sponsored Employee Benefit Plans. Notwithstanding the foregoing, Employees shall retain any vested rights that they have under the Seller Sponsored Employee Benefit Plans. The Purchaser shall provide levels of compensation and defined contribution retirement and welfare benefits to Employees on the Closing Date that, taken as a whole, are comparable in the aggregate to the levels of compensation and such benefits provided to the Employees immediately prior to the Closing. To the extent necessary to provide such comparable compensation and benefits, the Purchaser shall provide, or cause Continental or Mattituck, as the case may be, to provide, for the Employees’ participation in existing Employee Benefit Plans or establish new employee benefit plans (collectively, the “Purchaser Employee Benefit Plans”). Notwithstanding the foregoing, for periods on and after the Closing, the Purchaser shall cause the terms and conditions of the Purchaser Employee Benefit Plans to satisfy the requirements of those Employee Benefit Plans required to be provided to employees covered by the Collective Bargaining Agreement, as in effect from time to time, with respect to such employees.
     (d) Service and Other Credit.
     (i) To the extent applicable with respect to the Purchaser Employee Benefit Plans, the Employees (and their eligible dependents) shall be given credit for their service with the Continental and Mattituck, as well as the Seller and the Seller’s Affiliates for purposes of: (i) eligibility and vesting, (but not benefit accruals); and (ii) satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations under the Purchaser’s Employee Benefit Plans to the extent such service was taken into account (or such pre-existing conditions were waived) for comparable purposes under the Seller Sponsored Employee Benefit Plans.
     (ii) The Employees shall be given credit for amounts paid under the Seller Sponsored Employee Benefit Plans during the calendar year in which the Closing Date occurs for purposes of applying deductibles, copayments, and out-of-pocket maximums under the Purchaser’s Employee Benefit Plans.
     (iii) The Purchaser shall provide each Employee with credit for all of the earned but unused vacation, sick leave, and other time off accrued through the Closing Date as determined under the applicable policies of Continental or Mattituck.
     (e) Liability for Benefit Claims. Other than workers’ compensation claims, which are addressed in Section 8.1(k), all claims incurred with regard to any Employee or former employee of Continental or Mattituck before the Closing and which are covered under the applicable health, life or accidental death and dismemberment plans of the Seller shall be payable under the terms of the applicable Seller Sponsored Employee Benefit Plan; provided, however that Continental, and Mattituck, as the case may be, shall promptly reimburse the Seller for the amount of any payments made by the Seller, in accordance with the terms of the Seller Sponsored Employee Benefit Plans with respect to such claims. All other claims incurred with regard to any Employee on or after the Closing and which are covered under the applicable health, life or accidental death or dismemberment plans of the Purchaser shall be payable under the terms of the applicable plan of the Purchaser.
     (f) Defined Benefit Pension Plan and Defined Contribution Plan Benefits.
     (i) As of the Closing Date, each Employee’s participation in the Teledyne Technologies Incorporated Pension Plan, as amended, and the Teledyne Technologies Incorporated 401(k) Plan (the “Seller’s 401(k) Plan”) shall cease. Immediately prior to the Closing, Seller shall cause all of the Employees’ account balances under the Seller’s 401(k) Plan to be fully vested. Effective as soon as practicable after the Closing, the Purchaser shall establish a new 401(k) plan or provide for participation in an existing 401(k) plan (the “Purchaser’s 401(k) Plan”) and the Purchaser’s 401(k) Plan shall permit each Employee the option to “rollover” to the Purchaser’s 401(k) Plan such employee’s account balance in the Seller’s 401(k) Plan and, to the extent permitted by under applicable law, any loan of such Employee from the Seller’s 401(k) Plan.
     (ii) Prior to the Closing, Seller shall cause the Union 401(k) Plan to be transferred from Seller as adopting employer to Continental as adopting and sponsoring employer and shall authorize the transfer of plan assets and assignment of related agreements with the custodian and recordkeeper (or such other service providers responsible for administration of the Union 401(k) Plan).
     (iii) Effective as of the Closing, Purchaser shall establish, to the extent required by, and in accordance with, the Collective Bargaining Agreement (as in effect from time to time), a defined benefit pension plan for participation by those employees eligible to participate pursuant to the Collective Bargaining Agreement (as in effect from time to time).
     (g) Retiree Medical and Life Coverage. Effective as of the Closing, the Purchaser shall establish medical and group life insurance plans to cover the Employees and former employees of Continental and Mattituck who are currently receiving retiree benefits or who are eligible to receive retiree benefits (including, without limitation, deferred vested Employees) pursuant to the terms of the Collective Bargaining Agreement (as in effect from time to time) or pursuant to the programs for salaried Employees set forth on Schedule 4.13(e) of the Disclosure Schedules, which will be substantially similar in the aggregate to those offered by the Seller for salaried Employees or as otherwise required pursuant to the Collective Bargaining Agreement (as in effect from time to time).
     (h) COBRA. The Purchaser shall be responsible for providing health care continuation coverage as required by the Consolidation Omnibus Reconciliation Act of 1985 (“COBRA”) to Employees who are terminated by the Purchaser on and after the Closing Date.
     (i) Sale/Stay Bonuses. The Purchaser shall be responsible for, and hereby agrees to pay pursuant to the terms thereof, the obligations and liabilities for sale and stay bonuses and stay/severance bonuses (but not obligations under annual incentive plans, stock option plans, performance share plans or restricted stock programs) pursuant to the sale and stay bonus agreements and severance commitments listed on Schedule 2.3(a)(ii); provided, however, Seller shall be responsible for those payments characterized as “Option Alternative Payments”.
     (j) Vesting of Continental Pension Eligible Employees. The Seller shall cause each employee of Continental who is a participant in the Seller Pension Plan as of the Closing Date to be fully vested in his or her accrued benefit under the Seller Pension Plan.
     (k) Nothing in this Section 8.1, express or implied: (i) is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement or (ii) shall require Purchaser to maintain any specific benefit plan or to guarantee employment of any Employee for any period of time after Closing, except as required under the Collective Bargaining Agreement (as in effect from time to time). No provision of this Section 8.1 shall create any third party beneficiary rights in any Person, including, without limitation, any Employees.
     8.2. Workers Compensation Plan Matters.
     (a) The Purchaser shall be solely responsible for all liabilities relating to, arising out of, or resulting from workers’ compensation claims by Employees and former employees of the Business that are related to their employment with the Business (“Workers’ Compensation Claims”), whether incurred before or after the Closing Date, including any claims related to an aggravation of an injury incurred prior to the Closing Date.
     (b) With respect to Workers’ Compensation Claims arising prior to the Closing, the Seller shall continue to administer, or cause to be administered, such claims under Sellers’ workers’ compensation insurance policies and related third party administration agreements (the “Seller Workers’ Compensation Plan”) in accordance with applicable law. The Purchaser shall fully cooperate with the Seller and its insurance company or companies in the administration and reporting of Workers’ Compensation Claims under the Seller Workers’ Compensation Plan. Any determination made, or settlement entered into, by or on behalf of Seller or its insurance company or companies with respect to such Workers’ Compensation Claims shall be final and binding. The Purchaser shall reimburse the Seller or its insurance company, as the case may be, for any and all direct and indirect costs related to such Workers’ Compensation Claims, including, but not limited to loss costs, claims administration fees, legal expenses, premium audits, per claim deductibles, and retrospective premium adjustments.
     (c) With respect to Workers’ Compensation Claims arising after the Closing, the Purchaser shall be responsible for complying with the workers’ compensation requirements of the states in which Continental and Mattituck conduct business and for obtaining and maintaining insurance programs for its risk of loss as of the Closing Date (or such earlier date as the Purchaser may determine). Such insurance arrangements shall be separate and apart from the Seller Workers’ Compensation Plan.
     Section 9 Closing Conditions.

     9.1. Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (a) each of the representations and warranties set forth made by the Seller in Section 4 (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the date of this Agreement, and on the Closing Date as though such representation and warranty was made on and as of the Closing Date, and any representation or warranty contained in Section 4 made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date; provided that to the extent that any such representation or warranty is qualified as to materiality pursuant to the terms of such representation or warranty, such representation or warranty shall be true and correct in all respects as of the date of this Agreement and the Closing Date unless such representation or warranty was made as of a specified date earlier than the Closing Date, in which case such representation and warranty shall be true and correct in all respects on and as of such earlier date;
     (b) the Seller will have performed and complied with all of its covenants hereunder in all material respects through the Closing;
     (c) there shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements; provided that Purchaser shall use its commercially reasonable efforts to cause any such Order or Law to be vacated or lifted, and there shall not be pending on the Closing Date any Action or Proceeding in, before or by any Governmental Entity which would reasonably be expected to result in the issuance of any such Order or the enactment, promulgation of any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements by the Seller;
     (d) all consents, approvals and actions of, filings with and notices to any Governmental Entity necessary to permit the Purchaser to perform its obligations under this Agreement and to consummate the transactions contemplated hereby (including, without limitation, all such consents, approvals and actions of, filings with and notices to The People’s Republic of China in connection with the transactions contemplated hereby) (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act, shall have occurred;
     (e) the Purchaser shall have received written notice from CFIUS that review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the transactions contemplated by this Agreement has been concluded; and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement sufficient to warrant a recommendation that the President block such transactions under said Section 721, and advised that action under said Section 721 has been concluded with respect to such transactions;
     (f) the Seller will have delivered to the Purchaser a certificate executed by an executive officer to the effect that each of the conditions specified in Sections 9.1(a) through 9.1(e) are satisfied in all respects;
     (g) the Seller will have executed and delivered to the Purchaser the documents identified in Section 3.3;
     (h) the Seller shall have requested, in writing, to have Continental released as a guarantor under the Amended and Restated Credit Agreement and the Note Purchase Agreement to the appropriate Person under such Contracts as a result of the transactions contemplated by this Agreement;
     (i) the Purchaser shall have entered into employment and non-competition agreements with the Key Employees; provided that, the condition set forth in this Section 9.1(i) shall be of no further force or effect and be deemed to have been waived by Purchaser on the date that is sixty (60) days following the date hereof; and
     (j) the Purchaser shall have obtained (i) a certificate of insurance followed by an endorsement effective as of the Closing Date evidencing that Purchaser has been added as an additional insured on the Current Year Policies and (ii) commitments, in form and substance reasonably satisfactory to Purchaser, from appropriate insurance brokers and underwriters, that property and liability, commercial general liability, umbrella liability, automobile liability, and workers’ compensation insurance policies as Purchaser reasonably deems necessary or appropriate with respect to the Companies and the Business, but in no event greater than the insurance coverage currently in effect with respect to the Companies and the Business, shall be in place, or capable of being in place, as of the Closing Date; provided that, the condition set forth in this Section 9.1(j)(ii) shall be of no further force or effect and be deemed to have been waived by Purchaser on the date that is seventy-five (75) days following the date hereof.
     The Purchaser may waive any condition specified in this Section 9.1, other than Section 9.1(d) solely with respect to the HSR Act, and Section 9.1(e), if it executes a writing so stating at or prior to the Closing.
     9.2. Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (a) each of the representations and warranties set forth made by the Purchaser in Section 5 (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the date of this Agreement, and on the Closing Date as though such representation and warranty was made on and as of the Closing Date, and any representation or warranty contained in Section 5 made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date; provided that to the extent that any such representation or warranty is qualified as to materiality pursuant to the terms of such representation or warranty, such representation or warranty shall be true and correct in all respects as of the date of this Agreement and the Closing Date unless such representation or warranty was made as of a specified date earlier than the Closing Date, in which case such representation and warranty shall be true and correct in all respects on and as of such earlier date;
     (b) the Purchaser will have performed and complied with all of its covenants hereunder in all material respects through the Closing;
     (c) there shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements; provided that Seller shall use its commercially reasonable efforts to cause any such Order or Law to be vacated or lifted, and there shall not be pending on the Closing Date any Action or Proceeding in, before or by any Governmental Entity which would reasonably be expected to result in the issuance of any such Order or the enactment, promulgation of any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements by the Purchaser Guarantor or Purchaser;
     (d) all consents, approvals and actions of, filings with and notices to any Governmental Entity necessary to permit the Seller to perform its obligations under this Agreement and to consummate the transactions contemplated hereby (including, without limitation, all such consents, approvals and actions of, filings with and notices to The People’s Republic of China in connection with the transactions contemplated hereby) (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act, shall have occurred;
     (e) the Seller shall have received written notice from CFIUS that review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the transactions contemplated by this Agreement has been concluded; and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement sufficient to warrant a recommendation that the President block such transactions under said Section 721, and advised that action under said Section 721 has been concluded with respect to such transactions;
     (f) the Purchaser will have delivered to the Seller a certificate executed by an executive officer to the effect that each of the conditions specified in Sections 9.2(a) through 9.2(e) is satisfied in all respects;
     (g) Intentionally Omitted;

     (h) the Purchaser will have executed and delivered to the Seller the documents identified in Section 3.3; and
     (i) the Purchaser will have delivered to the Seller the Purchase Price.
          The Seller may waive any conditions specified in this Section 9.2, other than Section 9.2(d) solely with respect to the HSR Act, and Section 9.2(e), if it executes a writing so stating at or prior to the Closing.
     Section 10 Remedies for Breaches of this Agreement.
     10.1. Survival. Except as otherwise provided herein, all of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement relating to the representations and warranties contained in this Agreement will survive the Closing and continue in full force and effect (a) in the case of the representations and warranties contained in Section 4.1, Section 4.2 and Section 4.10(a) shall survive the Closing indefinitely, (b) in the case of the representations and warranties contained in Section 4.7 and Section 4.18 until thirty (30) days following the expiration of the applicable statute of limitations and (c) in the case of the representations and warranties contained in Section 4.15, for a period of six (6) years, and (d) in the case of any other representations and warranties contained in Section 4 of this Agreement, for a period of eighteen (18) months after the Closing Date.
     10.2. Indemnification Provisions for Benefit of the Purchaser. Subject to the limitations set forth in this Section 10 and provided that the Purchaser within the applicable survival period makes a written claim for indemnification against the Seller setting forth in reasonable detail the circumstances regarding the claim and, if ascertainable, an estimate of the amount thereof, then the Seller shall indemnify, defend and hold harmless Purchaser and its respective Affiliates, from and against any losses, expenses, fees, costs, damages, fines, penalties and other liabilities, including, without limitation, reasonable fees of attorneys and accountants (collectively, “Losses”) the Purchaser or any of its Affiliates, or any of their respective directors, officers, employees, agents or representatives (collectively, the “Purchaser Indemnified Parties”), suffer to the extent such Losses result from, arise out of or are caused from any of the following:
     (a) the inaccuracy or breach of any representation or warranty made by the Seller in this Agreement;
     (b) the nonfulfillment, nonperformance or other breach by the of any agreement or covenant contained in this Agreement and in all other agreements, instruments or certificates delivered pursuant to this Agreement; or
     (c) any claim or liability arising out of the Excluded Assets.
     10.3. Indemnification Provisions for Benefit of the Seller. Subject to the limitations set forth in this Section 10 and provided that the Seller within the applicable survival period makes a written claim for indemnification against the Purchaser setting forth in reasonable detail the circumstances regarding the claim and, if ascertainable, an estimate of the amount thereof, then the Purchaser, Continental and Mattituck shall, jointly and severally, indemnify, defend and hold harmless the Seller and its respective Affiliates, from and against any Losses the Seller or any of its Affiliates, or any of their respective directors, officers, employees, agents or representatives (collectively, the “Seller Indemnified Parties”), suffer to the extent such Losses result from, arise out of or are caused from any of the following:
     (a) the inaccuracy or breach of any representation or warranty made by the Purchaser in this Agreement or in any certificates delivered pursuant to this Agreement;
     (b) the nonfulfillment, nonperformance or other breach by the Purchaser, or after the Closing by Continental or Mattituck, of any agreement or covenant contained in this Agreement (including any failure by the Purchaser to pay the Purchase Price as required by this Agreement or the Purchaser, Continental or Mattituck, as the case may be, to pay directly or reimburse the Seller any amounts in accordance with Section 7.5);
     (c) the failure of the Purchaser, Continental or Mattituck to pay or otherwise discharge when due and payable the Assumed Liabilities;
     (d) the operation of the Business or ownership of the Stock, or the use of the Purchased Assets, whether before or after the Closing, including, without limitation, any liability of the Seller related thereto or arising therefrom;
     (e) the Seller Guarantees; or
     (f) any acts or omissions of the Purchaser Indemnified Parties which if taken or omitted to be taken (i) result in Environmental Losses pursuant to Section 10.6(f) and (ii) cause Seller not to have any, or otherwise exonerate the Seller from, indemnification obligations pursuant to Section 10.6(f).
     10.4. Matters Involving Third Parties. If any third party notifies any party hereto (the “Indemnified Party”) with respect to any matter which may give rise to a claim for indemnification against the other party hereto (the “Indemnifying Party”) under this Section 10, then the Indemnified Party will notify the Indemnifying Party thereof promptly and in any event within ten (10) days after receiving any written notice from a third party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder unless, and then solely to the extent that, the Indemnifying Party is materially prejudiced thereby. Once the Indemnified Party has given notice of the matter to the Indemnifying Party, the Indemnified Party may defend against the matter in any manner it reasonably may deem appropriate. In the event the Indemnifying Party notifies the Indemnified Party within ten (10) days after the date the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense of such matter (a) the Indemnifying Party will vigorously defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party, and (b) the Indemnified Party may retain separate counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of such separate co-counsel to the extent the Indemnified Party reasonably concludes in good faith that the Indemnified Party has defenses available to it that may conflict with those of the Indemnifying Party), (c) the Indemnified Party will not consent to the entry of a judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), and (d) the Indemnifying Party will not consent to the entry of a judgment with respect to the matter or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party (not to be withheld or delayed unreasonably). If the Indemnifying Party fails to defend the third party claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the third party claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonable withheld conditioned or delayed), but only to the extent that the Indemnified Party is entitled to indemnification pursuant to this Section 10.
     10.5. Indemnification Limitations; Liability Threshold and Caps.
     (a) An Indemnified Party shall have the right to payment by the Indemnifying Party under Section 10.2(a) or Section 10.3(a), as applicable, only if, and only to the extent that:
     (i) the Indemnified Party shall have incurred Losses, with respect to any individual claim, in an amount in excess of $100,000 (each, a “Material Claim”);
     (ii) the Indemnified Party shall have incurred Losses, with respect to all Material Claims in the aggregate, in an amount in excess of one percent (1%) of the Purchase Price; and
     (iii) the Indemnified Party shall have incurred Losses (including Environmental Losses) that do not exceed, in the aggregate, twenty percent (20%) of the Purchase Price (the “General Cap”), in which event such indemnification shall be required only to the extent of the Indemnified Party’s Losses below the General Cap.
     (b) Notwithstanding the anything contained in this Section 10.5, (i) the limitations set forth in Section 10.5(a) shall not apply to any claims based on or arising out of Sections 10.2(b), 10.2(c), 10.3(b), 10.3(c), 10.3(d) or 10.3(f) or based on willful or intentional misconduct, fraud or fraudulent misrepresentation and (ii) the limitations set forth in Section 10.5(a)(ii), shall not apply to any claims for inaccuracies or breaches of the representations and warranties contained in Section 4.1, Section 4.2, Section 4.7, Section 4.10(a) and Section 4.18.
     (c) Neither party hereto will be liable to the other hereunder for any punitive, consequential or incidental damages (including loss of revenue or income, business interruption, cost of capital or loss of business reputation or opportunity) relating to any claim for which either such party may be entitled to recover under this Agreement (other than indemnification of amounts paid or payable to third parties in respect of any third party claim for which indemnification hereunder is required).
     (d) No claim for the recovery of Losses based upon breach of any representation, warranty, covenant or agreement may be asserted by Seller Indemnified Parties or Purchaser

Indemnified Parties against the Purchaser or the Seller, as the case may be if any of the Seller Indemnified Parties or the Purchaser Indemnified Parties, as the case may be, had actual knowledge of such breach (i) on or before the Closing Date or (ii) as of the date the Disclosure Schedules are deemed to be amended, if at all, for those matters identified pursuant to Section 6.6(b); provided, however, that if the Disclosure Schedules are not deemed to be amended pursuant Section 6.6(b)(ii)(ii), on or before the date of this Agreement.
     (e) Neither Seller nor any of its Affiliates shall have any liability under or otherwise in connection with this Agreement or the transactions contemplated hereby for any Loss: (a) to the extent arising as a result of any action taken or omitted to be taken by the Purchaser or any of its Affiliates, (b) to the extent arising from a change in any law that becomes effective after the Closing Date and (c) if such Loss is accrued, provided or reserved for in, or otherwise taken into account in connection with, the calculation of the Estimated Net Working Capital, Closing Net Working Capital or the preparation of the Post-Closing Net Working Capital Statement, but only to the extent of the amount specifically included on the Estimated Net Working Capital Statement or the Closing Net Working Capital Statement.
     10.6. Indemnification for Environmental Matters.
     (a) With respect to any Losses for a breach of a representation or warranty contained in Section 4.15 or Section 4.17 to the extent pertaining to or relating to or arising from any Environmental Law for which the Purchaser is entitled to indemnification pursuant to this Section 10 in connection with the operation of the Business or the Leased Real Property (“Environmental Losses”), the Purchaser shall provide notice to the Seller pursuant to Section 12.8 hereof specifying in reasonable detail, to the extent known, the nature of the Environmental Losses and the estimated amount to remediate the condition giving rise to the Environmental Losses, to the extent it is then quantifiable (which estimate shall not be conclusive of the final amount of any Environmental Losses).
     (b) The Seller shall have the right to control and investigate and/or remediate any condition giving rise to a claim or demand for indemnification by the Purchaser under this Agreement with respect to any Environmental Losses; provided, however, that if after written notice and a reasonable opportunity to cure the Seller does not exercise such right, the Purchaser may exercise such right without prejudice to the Purchaser’s rights to indemnification for any Environmental Losses. The Seller and its employees, contractors, representatives and agents shall have reasonable access upon at least seventy-two (72) hours of advance notice and at reasonable times to the facilities of the Business for the purpose of conducting any investigation and/or remediation, including any sampling or monitoring required to be performed by the Seller after the Closing Date or at any time thereafter. The Seller and its employees, contractors, representatives and agents shall use commercially reasonable efforts to minimize disruption to the Business as a result of conducting any such investigation or remediation. Each of the Seller and the Purchaser shall indemnify, defend and hold harmless each other from any Losses arising from or related to their respective gross negligence or willful misconduct during performance of any investigation or remediation by the Seller. The Seller shall manage any investigation or remediation in good faith and in a responsible manner, and any activities conducted in connection therewith shall be undertaken and completed using commercially reasonable efforts, taking into account the schedules and approvals as agreed with the applicable Governmental Entity.
     (c) The Purchaser shall be entitled to a reasonable right of participation, at its sole cost and expense, in the event that the Seller assumes primary control under Section 10.6(b) with respect to any condition giving rise to a claim or demand for indemnification by the Purchaser under this Agreement with respect to any Environmental Losses. Such reasonable right of participation shall be limited to the right to (i) receive final copies of all work plans, reports, correspondence and other documents concerning any environmental matter, and (ii) review and comment on, in advance, and to Seller only, any work plans.
     (d) The Purchaser shall use commercially reasonable efforts to cooperate with the Seller to minimize costs with respect to Environmental Losses. Nothing in this Agreement shall require the Seller to perform any environmental remediation activities or other environmental testing, sampling or monitoring activities beyond the minimum required by applicable Environmental Laws as necessary to permit the use of the Leased Real Property consistent with its current use. The Seller shall have no obligation to indemnify the Purchaser for costs to the extent those costs are related to activities that the Purchaser elects to take or requests Seller to take beyond the minimum required by applicable Environmental Laws. The party performing the investigation or remediation shall have the right to the use of institutional or engineering controls, and in no event shall any institutional or engineering controls that may be used as part of a remedy unreasonably interfere with the Business or the Purchaser’s operations at the Leased Real Property. Any remedial action covered hereunder shall be deemed to have been adequately completed to the extent that it attains compliance with applicable Environmental Laws consistent with this Section 10.6(c), including without limitation, applicable action levels or cleanup standards promulgated thereunder, and any lawful order or directive of the appropriate Governmental Entity, unless such order or directive is successfully challenged by the performing party.
     (e) To the extent that the Seller is Indemnifying the Purchaser with respect to any Environmental Losses, then the Purchaser shall give prompt written notice to the Seller of any report or other document submitted, whether voluntarily or by requirement of a Government Entity, to a Governmental Entity. To the extent reasonably possible in the circumstances, the Seller shall have the right to review and comment upon any submission to a Governmental Entity which describes or addresses any environmental condition for which the Purchaser is claiming indemnification from the Seller hereunder (and the Seller will cooperate with the Purchaser in responding to such requests, including making available all relevant records in its possession or under its reasonable control), and the Purchaser shall revise such submission in accordance with the Seller’s reasonable comments thereon. To the extent reasonably possible in the circumstances, the Purchaser shall give the Seller prompt written notice of, and the Seller and/or its representatives shall have the right to participate in, any phone call or meeting with any Governmental Entity at which any environmental condition for which the Purchaser is claiming indemnification from the Seller hereunder is to be discussed or addressed in any manner.
     (f) The Seller shall not have any obligation to indemnify any Purchaser Indemnified Party from and against (i) any Environmental Losses to the extent arising from or related to a use of the facilities of the Business that is not substantially a continuation of the operation of the Business as conducted on the Closing Date, or (ii) any Environmental Losses to the extent arising from or related to any change in the use of the Leased Real Property from industrial use, or by the installation or construction of new buildings, pavement or other structures or improvements on, or alteration of the topography of, the Leased Real Property other than as a substantial continuation of the operation of the Business as described in subparagraph (i) above, or (iii) any Environmental Losses to the extent arising from or related to any amendment to or change in any Environmental Law from that which is in effect on the date hereof. Notwithstanding anything to the contrary contained herein, the Seller will not have any obligation to indemnify the Purchaser Indemnified Parties from and against any Environmental Losses to the extent that any such Environmental Losses (w) do not relate to an environmental condition arising from the operation of the Business and in existence prior to the Closing Date, (x) arise with respect to any Release of a Hazardous Material by the Purchaser after the Closing Date, (y) result from the Purchaser, its agents and representatives, conducting invasive environmental investigations, sampling or monitoring of the facilities of the Business unless (A) required to do so by Environmental Law or by a Governmental Entity or (B) in response to a reasonable due diligence request from the owner of such real property and only as contractually required by Purchaser pursuant to the terms of the applicable lease existing as of the date hereof, or (z) result from any act or failure to act of the Purchaser, its employees, contractors, representatives or agents that further cause or exacerbate the Release of any Hazardous Materials at the facilities of the Business; provided that, any failure to act with regard to further migration of existing contamination shall not be considered exacerbation. The Purchaser acknowledges that nothing contained herein absolves it of any obligation under any Environmental Law for Environmental Losses with respect to violations of Environmental Laws by the Purchaser, its employees, contractors, representatives or agents.
     10.7. EXCLUSIVE REMEDY. THE INDEMNIFICATION PROVISIONS CONTAINED IN THIS SECTION 10 WILL CONSTITUTE THE SOLE AND EXCLUSIVE RECOURSE AND REMEDY OF THE PARTIES FOR MONETARY DAMAGES WITH RESPECT TO ANY BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS CONTAINED IN THIS AGREEMENT OR ANY OF THE ANCILLARY AGREEMENTS OR WITH RESPECT TO ANY LOSSES RESULTING FROM, ARISING OUT OF, OR CAUSED BY EXCLUDED LIABILITIES. THE PROVISIONS OF THIS SECTION 10 WILL NOT RESTRICT THE RIGHT OF ANY PARTY TO SEEK SPECIFIC PERFORMANCE OR OTHER EQUITABLE REMEDIES IN CONNECTION WITH ANY BREACH OF ANY OF THE COVENANTS CONTAINED IN THIS AGREEMENT OR ANY OF THE ANCILLARY AGREEMENTS, INCLUDING WITHOUT LIMITATION THE FAILURE TO PAY, PERFORM AND DISCHARGE WHEN DUE, THE ASSUMED LIABILITIES. NOTWITHSTANDING ANY OTHER PROVISIONS OF THE AGREEMENT, THE PROVISIONS OF THIS SECTION 10.7 SHALL NOT APPLY TO EXCLUDE OR LIMIT THE LIABILITY OF THE SELLER TO THE EXTENT THAT ANY CLAIM ARISES BY REASON OF ANY WILLFUL OR INTENTIONAL MISCONDUCT OF THE SELLER OR FRAUD OR FRAUDULENT MISREPRESENTATION OF ANY PARTY.

     10.8. Minimizing Losses. Each party agrees to use all commercially reasonable efforts to minimize all Losses for which it may seek indemnification from the other party pursuant to this Section 10.
     10.9. Indemnity Payments. The parties agree that any payments by one party to the other party made pursuant to this Section 10 will be treated by the parties on all applicable tax returns as an adjustment to the Purchase Price. Each Party acknowledges that in case of any breach of its respective covenants or other obligations, the other Parties would suffer immediate and irreparable harm, which money damages would be inadequate to remedy, and accordingly, in case of any such breach each non-breaching Party shall be entitled to obtain specific performance and other equitable remedies, in addition to other remedies provided in this Section 10.
     Section 11 Termination.
     11.1. Termination of Agreement. The parties may terminate this Agreement as provided below:
     (a) the parties may terminate this Agreement by mutual written consent at any time prior to the Closing;
     (b) the Purchaser may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing if the Closing has not occurred on or before the date that is one-hundred twenty (120) days following the date hereof (the “End Date”); provided that, the End Date shall be extended for an additional thirty (30) days to the extent that (I) the Purchaser has not received written notice from CFIUS that (i) review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the transactions contemplated by this Agreement has been concluded, and (ii) CFIUS has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement sufficient to warrant a recommendation that the President block such transactions under said Section 721, and (iii) advised that action under said Section 721 has been concluded with respect to such transactions and/or (II) the condition set forth in Section 9.1(d), solely with respect to the HSR Act or any approvals required by the People’s Republic of China, shall not have been satisfied on the End Date; unless (x) failure results primarily from the Purchaser itself breaching any representation, warranty or covenant contained in this Agreement, or (y) unless an extension is mutually agreeable to the Seller and the Purchaser; and
     (c) the Seller may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing if the Closing has not occurred on or before the End Date (as may be extended pursuant to Section 11.1(b)); unless (x) failure results primarily from the Seller itself breaching any representation, warranty or covenant contained in this Agreement, or (y) unless an extension is mutually agreeable to the Seller and the Purchaser.
     11.2. Effect of Termination. If any party terminates this Agreement pursuant to Section 11.1, all obligations of the parties hereunder will terminate without liability of any party to the other party (except for any liability of any party then in breach); provided that the provisions of

Sections 12.1 and 12.2 of this Agreement and the Confidentiality Agreement will survive termination and remain in full force and effect thereafter.
     Section 12 Miscellaneous.
     12.1. Press Releases and Announcements. No party will issue any press release or announcement relating to the subject matter of this Agreement prior to the Closing Date without the prior approval of the other party; provided that any party may make any public disclosure it believes in good faith is required by Law or the rules of any national securities exchange or any automated inter-dealer quotation system on which the securities of either party (or any Affiliate thereof) are listed or admitted for trading.
     12.2. Expenses; Transfer Taxes. Each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated. The Purchaser shall be responsible for one hundred percent (100%) of any filing fees required in connection with the transactions contemplated hereby, including pursuant to the Hart-Scott-Rodino Act and all fees and expenses of any governmental approvals required by The People’s Republic of China in connection with the transactions contemplated hereby. The Seller will pay and hold the Purchaser harmless from all sales, use, transfer and documentary taxes applicable to the transfer of the Purchased Assets and the Stock to the Purchaser and the party responsible under Law for filing the Tax Returns relating to any such Taxes shall file such Tax Returns.
     12.3. Consent to Amendments. The provisions of this Agreement may be amended or waived only by a written agreement executed and delivered by the Seller and the Purchaser. No other course of dealing between the parties to this Agreement or any delay in exercising any rights hereunder will operate as a waiver of any rights of such parties.
     12.4. Successors and Assigns. No party hereto may assign or delegate any of such party’s rights or obligations under or in connection with this Agreement without the written consent of the other party hereto; provided that the Seller may assign this Agreement to an Affiliate of the Seller that acquires the Stock or to a purchaser of the Seller or substantially all the assets of the Seller. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will be binding upon and enforceable against the respective successors and assigns of such party and will be enforceable by and will inure to the benefit of the respective successors and permitted assigns of such party.
     12.5. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition of invalidity, without invalidating the remainder of this Agreement.

     12.6. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.
     12.7. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
     12.8. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by telecopy (receipt confirmed), one (1) Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid) or two (2) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to the Purchaser and the Seller at the respective address indicated below:
          If to the Purchaser:
AVIC International Holding Corporation
14/F Catic Plaza No. 18 Beichen East Rd.,
Chaoyang District, Beijing 100101, China
Attention: Jiao Yan
Deputy General Legal Counsel
Telephone: (86-10) 84808596
Facsimile:   (86-10) 84808490
With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Facsimile No.: (212) 822-5171
Attn: Alexander M. Kaye
          Edward T. Sun
          If to the Seller:
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, California 91360
Attention: John T. Kuelbs
Executive Vice President, General Counsel and Secretary
Telephone: (805) 373-4602
Facsimile:   (805) 373-4610

With a copy to:
McGuireWoods LLP
625 Liberty Avenue, 23rd Floor
Pittsburgh, PA 15222
Attention: Scott E. Westwood
Telephone: (412) 667-7989
Facsimile:   (412) 402-4191
     12.9. No Third-Party Beneficiaries. Other than as set forth in Section 7.7, this Agreement is intended solely for the benefit of each party hereto and their successors and permitted assigns and is not intended to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 10.
     12.10. Entire Agreement. This Agreement, including the Ancillary Agreements and the Confidentiality Agreement, constitute the entire Agreement and understanding of the parties and supersede any previous agreement between the parties relating to the subject matter of this Agreement. Each of the parties acknowledges and agrees that in entering into this Agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out in this Agreement. The only remedy available to it for breach of the warranties shall be for breach of contract under the terms of this Agreement. Nothing in this sub-clause shall, however, operate to limit or exclude any liability for fraud. Subject to the requirements of the parties to make certain efforts required by Section 6.2(b), each of the parties acknowledges and agrees that no party shall have any liability for the failure to receive, for any reason whatsoever, any approvals, waivers, consents or other authorizations (including, without limitation terminations or expirations of applicable waiting periods) in respect of, or related to, the HSR Act, other anti-trust or merger control filings, CFIUS, or as may be required by the Laws of the People’s Republic of China.
     12.11. Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any party. The use of the word “including” in this Agreement means “including without limitation” and is intended by the parties to be by way of example rather than limitation.
     12.12. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. If and to the extent any information required to be furnished in any Disclosure Schedule is contained in this Agreement or any other Disclosure Schedule, such information shall be deemed to be included in all of the Disclosure Schedules in which the information would otherwise be required to be included. By listing matters on the Disclosure Schedules, the Seller shall not be deemed to have established any materiality standard, admitted any liability or concluded that one or more of such matters are material, or expanded in any way the scope or effect of the representations and warranties of the Seller contained in this Agreement.

     12.13. WARN Act. The Purchaser will be solely liable for any and all obligations and liabilities arising under the WARN Act with respect to consummation of the transactions contemplated by this Agreement.
     12.14. GOVERNING LAW; JURISDICTION. WITH RESPECT TO THE SELLER THE PURCHASER AND THE PURCHASER GUARANTOR, ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF DELAWARE. Each of the Seller, the Purchaser and Purchaser Guarantor hereby irrevocably submits to the exclusive jurisdiction of (i) the Court of Chancery in and for the State of Delaware and (ii) to the extent that jurisdiction cannot be obtained in the Court of Chancery, the state courts located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to the transactions contemplated by this Agreement, this Agreement, any provision of this Agreement or the breach, performance, enforcement, validity or invalidity of this Agreement or any provision hereof (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the Seller, the Purchaser and Purchaser Guarantor further agrees that service of any process, summons, notice or document hand delivered or sent by U. S. registered mail to such party’s respective address set forth in Section 12.8 will be effective service of process for any action, suit or proceeding in any such courts with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. To the extent that either Purchaser or Purchaser Guarantor is not otherwise subject to service of process in the State of Delaware, each of Purchaser and Purchaser Guarantor appoints INCFILE.COM, 1220 N. Market Street, Suite 806, Wilmington, Delaware 19801 irrevocably as its agent in the State of Delaware for acceptance of legal process in connection with any suit, action or other proceeding arising out of or relating to the transactions contemplated by this Agreement, this Agreement, any provision of this Agreement or the breach, performance, enforcement, validity or invalidity of this Agreement or any provision hereof against such party with the same legal force and validity as if served upon such party personally within the State of Delaware. Each of the Seller, the Purchaser and Purchaser Guarantor hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to the transactions contemplated by this Agreement, this Agreement, any provision of or the breach, performance, enforcement, validity or invalidity of this Agreement or any provision of this Agreement in the Court of Chancery in and for the State of Delaware or state courts of the State of Delaware and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each of the Seller, the Purchaser and Purchaser Guarantor agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided in Law or in equity. Neither Purchaser nor Purchaser Guarantor shall claim that it is entitled to any sovereign immunity exemption or defense, and to the extent that either Purchaser or Purchaser Guarantor is so entitled, each of Purchaser and Purchaser Guarantor hereby waive their respective rights to any such exemption or defense.

     12.15. Purchaser Guaranty. At least three (3) days prior to the Closing Date, Purchaser Guarantor shall execute and deliver to the Seller a guaranty substantially in the form attached to this Agreement as Exhibit E (the “Purchaser Guaranty”).
(Signatures appear on the following page.)

     IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ John T. Kuelbs
Name: John T. Kuelbs
Title: Executive Vice President, General Counsel and Secretary

TECHNIFY MOTOR (USA) LTD.

By:	/s/ Tian Shan
Name: Tian Shan
Title: Chief Executive Officer

AVIC INTERNATIONAL HOLDING CORPORATION

By:	/s/ Yu Yimin
Name: Yu Yimin
Title: Vice President
SIGNATURE PAGE TO PURCHASE AGREEMENT

The following exhibits and schedules to the Purchase Agreement have been omitted. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.
Exhibit A — Form of Assumption Agreement
Exhibit B — Form of Assignment and Assumption Agreement for Intellectual Property
Exhibit C — Term Sheet for the Transition Services Agreement
Exhibit D — Purchase Price Allocation in absence of Section 338(h)(10) Election
Exhibit E — Form of Purchaser Guaranty
Schedule 1.1 — Knowledge Persons
Schedule 1.2 — Permitted Liens
Schedule 2.1(b) — Purchased Assets
Schedule 2.3(a)(iii) — Stay Bonuses and Severance Agreements
Schedule 2.5 — Reference Net Working Capital
Schedule 4.3 — Noncontravention; Consents
Schedule 4.4 — Capitalization; Title to and Validity of the Shares
Schedule 4.5(a) — Business Financial Statements
Schedule 4.5(b) — Liabilities
Schedule 4.6 — Subsequent Events
Schedule 4.8(a) — Contracts
Schedule 4.8(c) — Written Notice of Violation or Breach of Contract
Schedule 4.8(d) — Government Contracts
Schedule 4.9(b) — Leased Real Property
Schedule 4.10 — Title and Status
Schedule 4.11 — Intellectual Property
Schedule 4.12 — Litigation
Schedule 4.13(a) — Employee Benefit Plans
Schedule 4.13(d) Seller Sponsored Employee Benefit Plan Liability
Schedule 4.13(e) — Life, Medical or Health Plans for Retired or Terminated Employees
Schedule 4.13(g) — Severance, Change of Control or Other Similar Benefits Resulting from Transaction
Schedule 4.14 — Labor Relations
Schedule 4.15 — Environmental Matters
Schedule 4.16 — Legal Compliance
Schedule 4.17 — Permits
Schedule 4.19 — Insurance Policies
Schedule 4.23 — Customers and Suppliers
Schedule 5.3(a) — Consents
Schedule 5.3(b) — Purchaser Approvals
Schedule 6.3(b) — Permitted Actions
Schedule 8.1(c) — Seller Sponsored Employee Benefit Plans